3940-7 Broad Street, #200
San Luis Obispo, CA 93401

October 14, 2009

Andrew Mew
Accounting Branch Chief
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-3561

Re: Power Save Energy Company
Letter dated September 16, 2009

Mr. Kim:

This correspondence is in response to your letter dated September 16, 2009 in reference to our filing of the Form 10-K for the Fiscal Year Ended December 31, 2008 filed on March 25, 2009, and for the Form 10-Q for the Quarterly Period Ended June 30, 2009 filed on August 13, 2009. File No. 0-30215.

Please accept the following responses and note that additions are underlined and deletions are shown in ~~strikethrough.~~

Form 10-K for the Fiscal Year  Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations or Plan of Operation, page 11

Liquidity and Capital Resources, page 12

Comment 1 – Please revise to analyze the underlying reasons for changes in your cash flows and expand your disclosures to better explain the variability in your cash flows.
Refer to Section IV of SEC Release no. 33-8350.

Answer: In connection with Comment 1 and Comment 2, we have revised our MD&A  and our Liquidity and Capital Resources completely as such:

Revenue for the year ended December 31, 2008 was $5,963,483 compared to $2,309,907 for the year ended December 31, 2007. This is an increase of $3,653,575 (158%). Sales of the Company's PS1200 energy-savings product for homeowners and the introduction of two new products, the PS 3200 and PS 3400 for light commercial and industrial continued to increase in 2008, and, in July 2008, the Company introduced its solar products which accounted for over $1,000,000 in revenue. The gross profit for the year ended December 31, 2008 was $3,605,518 compared to $1,870,033 for the year ended December 31, 2007. This was an increase of $1,735,485 (93%). The gross profit percentage for all of 2008 was 60.5% compared to 80.1% for 2007. The decrease in gross profit percentage was the result of two factors: (1) the gross profit percentage from the solar energy products is lower than the gross profit percentage of the Power-Save home and commercial energy savings devices, and (2) the Company increased commercial sales through resellers which resulted in lower margins. The cost of sales includes the cost of the power savings products manufactured for the Company and solar products purchased from outside vendors. Other costs included in costs of goods sold are warehouse costs and shipping expenses.

Liquidity and Capital Resources

As of December 31, 2008, the current assets exceeded the current liabilities by $1,999,341. For the year ended December 31, 2007, the current assets exceeded the current liabilities by $444,088. The increase of $1,552,253 was a result of net income for the year ended December 31, 2008 of $591,039, proceeds from the issuance of common stock, less increase in investing activities of $74,482. The net increase in cash and cash equivalents for the year ended December 31, 2008 was $71,260. Net income and the proceeds of the sale of common stock totaling $1,624,910allowed to diversify its product line to include solar energy systems.  The Company used the proceeds from the sale of stock and income to increase inventory for the solar energy systems and increase accounts receivable. The increase in accounts receivable was primarily from the sale of solar energy systems, primarily to contractors.

The cash flow from operations based on the current level of revenue is positive. The Company does not have any current commitments for capital expenditures or other any other commitments that would result in a change in cash flow or cash requirements.

The Country is currently in a housing slump brought on by the recession and mortgage foreclosures. The Company’s products are directly related to the housing market and any prolonged slump could have an adverse effect on the financial condition of the Company. Legislation passed by the U.S. Congress provide for energy credits on products currently sold by the Company. When the Country starts to come out of the recession, this legislation could have a positive effect on products sold by the Company.

Corresp - 1

Comment 2 – Please revise to identify known trends, commitments, events or uncertainties that has resulting in or that are reasonably likely to result in the Company’s liquidity increase or decrease in any material way. Refer to Section IV of SEC Release No. 33-8350.

Financial Statements, page F-1

Balance Sheet, Page F-2

Comment 3 – Please revise to include two years of audited balance sheet data. In addition, please revise your 10-Q to include the preceding fiscal year end balance sheet data. Reference is made to Rule 8-02 and 8-03 of Regulation S-X.

Answer:
We have  revised the balance sheet to include two years  balance sheet data for the 10-K and revised the balance sheet for then 10Q for the period ended June 30, 2009 to include the previous year end balance sheet as follows:

Power-Save Energy Company
Balance Sheet
December 31, 2008 and 2007

Current Assets	2008	2007
Cash and Cash Equivalents	$513,249	$441,989
Accounts receivable, net of allowance	945,053	46,423
Inventory	873,872	110,868
Prepaid expenses	76,528	10,000

Total current assets	2,408,702	609,280

Equipment, net of accumulated depreciation	47,469	5,689
Intangible assets, net of accumulated amortization	10,286	11,120
Other assets	28,705	-
Total assets	$2,495,162	626,089

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Current liabilities
Accounts payable	$55,687	$47,034
Other current liabilities  ~~liability~~	125,520	-
Income taxes payable	228,148	118,158

Total current liabilities	409,355	165,192

Stockholders' equity
Preferred stock, $.001 par value, 10,000,000 shares
Authorized, none issued and outstanding
Common stock, $.001 par value, 100,000,000 shares	28,957	27,031
Authorized, 28,956,884 and 27,031,168 issued and outstanding
Additional paid-in-capital	1,292,914	260,969
Retained earnings	763,936	172,897

Total stockholders' equity	2,085,807	460,897

Total liabilities and stockholders' equity	$2,495,162	$626,089

Corresp - 2

  POWER SAVE ENERGY COMPANY
BALANCE SHEET
AS OF JUNE 30, 2009
Unaudited

	June 30, 2009	December 31, 2008
	(Unaudited)
Current Assets

Cash and Cash Equivalents	$627,937	$513,249
Accounts receivable	677,982	945,053
Inventory	446,882	873,872
Prepaid expenses	246,722	76,528
Other current assets	9,597	-

Total current assets	2,009,120	4,408,702

Equipment, net of accumulated depreciation	54,281	47,469
Investments	60,000	-
Intangible assets, net of accumulated amortization	9,869	10,286
Other assets	28,705	28,705

Total assets	$2,161,975	$2,495,162

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Current liabilities
Accounts payable	$57,027	$55,687
Income taxes payable	11,971	228,148
Other Current Liablilities	-	125,520
Total current liabilities	68,998	409,355

Stockholders' equity
Preferred stock, $.001 par value, 10,000,000 shares
Authorized, none issued and outstanding
Common stock, $.001 par value, 100,000,000 shares	28,957	28,957
Authorized, 28,956,884 issued and outstanding
Additional paid-in-capital	1,292,914	1,292,914
Retained earnings	771,106	763,936

Total stockholders' equity	2,092,977	2,085,807

Total liabilities and stockholders' equity	$2,161,975	$4,495,162

Corresp - 3

Comment 4 – After revising the above referenced balance sheets, have your auditors revise their audit report to reflect  the appropriate reporting periods included in the report.

Answer:
The following has been amended as such:

We have audited the accompanying balance sheets of Power-Save Energy Company as of December 31, 2008 and 2007 , and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2008 and 2007 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Statements of Operations, page F-3

Comment 5 – Please present basic and diluted earning per share data, rounded to the nearest cent, in order not to imply a greater degree of precision than exists.

Answer:
The income statement has been revised to show basic earning and diluted earnings per share to $.00 instead of $.000 as follows:

Power-Save Energy Company
Statements of Operations
For the Years ended December 31, 2008 and 2007

	2008	2007

Revenue ~~, net~~	$5,963,483	$2,309,908

Cost of sales
Merchandise	2,099,095	400,092
Other costs	258,870	39,783

Total cost of sales	2,357,965	439,875
Gross margin	3,605,518	1,870,033

Operating expenses
Advertising and promotion	513,139	296,483
Sales commissions	1,196,102	655,558
General and administrative	1,034,401	465,096

Total operating costs and expenses	2,743,642	1,417,137
Net income (loss) before provision for income taxes	861,876	452,896

Provision for income taxes	270,837	118,158
Net income (loss)	$591,039	$334,738
Earnings per common share:
Basic	$.02 ~~0.021~~	$.01 ~~0.012~~
Diluted	$.02 ~~0.021~~	N/A
Shares used in computing earnings per share
Basic	28,395,217	27,031,168
Diluted	28,412,250	N/A

Corresp - 4

POWER-SAVE ENERGY COMPANY
STATEMENT OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 and 2008
Unaudited

	Six Months		Three Months
	2009	2008	2009	2008

Revenue ~~, net~~	$2,896,807	$2,115,276	$1,552,746	$1,460,469

Cost of sales
Merchandise	1,194,434	394,777	483,546	266,996
Other costs	115,858	90,916	54,332	66,083

Total cost of sales	1,310,292	485,693	537,878	333,079

Gross margin	1,586,515	1,629,583	1,014,868	1,127,390

Operating expenses
Advertising and promotion	255,482	129,680	118,675	88,006
Sales commissions	807,676	546,164	450,103	293,316
General and administrative	521,962	312,787	307,170	218,802

Total operating costs and expenses	1,585,120	988,631	875,948	600,124

Net income (loss) before provision for income taxes	1,395	640,952	138,920	527,266

Provision for (recovery of) income taxes	(5,775)	193,989	34,737	146,677

Net income (loss)	$7,170	$446,963	$104,183	$380,599

Earnings per common share:
Basic	$0.00~~0~~	$0.02 ~~0.016~~	$0.00~~4~~	$0.01 ~~0.013~~
Diluted		$0.02 ~~0.016~~		$0.01 ~~0.013~~

Shares used in computing earnings per share
Basic	28,965,884	27,833,549	28,956,884	28,635,931
Diluted		27,949,863		28,868,549

Corresp - 5

Comment 6 – We note your presentation of revenues, net on the face of the statements of operations. Tell us the nature of this presentation and what your gross revenues are netted against.

Answer:
The term Revenue, net is net of refunds and cancellations which account for less than 1% of revenue. The term has been changed to Revenue in the income statement. (as shown above)

Notes to the Financial Statements, page F-6

General

Comment 7 – Please clarify in your disclosures the types of expenses that you include in the cost of sales and general and administrative line items. Please explain whether cost of sales includes internal transfer costs, warehousing costs, and outbound shipping and handling costs from the warehouse to customers. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose the line items in which these excluded costs are included in and the amounts included in each line item for each period presented. Also, disclose in MD&A the component make up of your costs of sales and general and comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you may exclude a portion of them from gross profit, and excluding them instead in a line item, such as selling, general and administrative expenses.

Answer:
Power-Save Energy Co has its energy savings products manufactured for it in China and imports them to the United States. Included in cost of sales is the cost of purchasing the product and all freight and other costs including insurance and duties to deliver the product.

Note 2 – Summary of Significant Accounting Policies, page F-6

Accounts Receivable, page F-6

Comment 8 – Please provide a more robust accounting policy including the methodology used to estimate the provision for doubtful accounts and disclose the provision amounts. To enhance transparency, please also provide a roll forward schedule of your allowance accounts for all periods presented in a footnote to the financial statements.

Answer:
The following has been added:

Accounts receivable are recorded at the invoiced amount and are not interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. The Company reviews its accounts receivable by aging category to identify significant customers or invoices with known disputes or collectibility issues. For those invoices not specifically reviewed, the Company provides reserves based on the age of the receivable. In determining the amount of the reserve, we make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. The Company also considers historical levels of credit losses and current economic trends that might impact the level of future credit losses. When the Company determines that amounts are uncollectible they are written off against the allowance.

Revenue Recognition, page F-6

Comment 9 – we note on page three you indicate either you or your contractors are responsible for warehousing and shipping the product to customers. Your revenue recognition policy on page F-6 indicates only you are responsible for warehousing and shipping. Please clarify and revise your inconsistent disclosures and advise us. If at times your contractors are responsible for warehousing and shipping, tell us the arrangement and explain to us whether you take and record ownership of such inventory and whether you experience general inventory risk associated with these products.

Answer:
On page three of the 10-K under The Company’s Principal Products and Technology – the last sentence in paragraph 2 “Power Save Energy Co. or its contractors will be responsible for warehousing and shipping the products to Customers” should be deleted.

The following has been deleted and added as follows:

~~Power Save Energy Co. or its contractors will be responsible for warehousing and shipping the products to Customers.~~

Power –Save Energy Co. sells and ships its products to contractors who are wholesale customers of Power Save. Power Save is responsible for warehousing and shipping its product for all customers, both wholesale and retail.

Corresp - 6

Comment 10 – With respect to your arrangement with resellers, explain to us and disclose how you earn and recognize in this arrangement. Also, tell us whether you recognize the revenues on a gross and net basis related to these products and why. Reference is made to EITF 99-19.

Answer:
Resellers are businesses (including contractors and electricians) that sell the Company’s products to their customers. The resellers typically install the products for their customers. The Company is not involved after its ships the products. The Company recognizes revenue when it ships the products.

Comment 11 – We note the products you sell require subsequent installation  by a licensed electrical contractor. Please tell us and disclose whether the sales price of your products includes the cost of installation. If so, tell us how you account for the deliverables (product and installation) in your financial statements. Refer to EITF 00-21. Also, disclose the nature of your arrangement for installation services with electrical contractors and explain your accounting. Reference is made to SAB Topic 13.

Answer:
The Company does not provide for the installation of its products. The installation is usually done by a licensed electrical contractor. The sales price of the products does not include the cost of installation to the customer.

Stock based compensation, page F-7

Comment 12 – We note your adoption of SFAS 123 and SFAS 148. SFAS 123 (R) which was issued in 2004 and is effective for fiscal years beginning after December 15, 2005, supersedes SFAS 123 and SFAS 148. SFAS 123(R) eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided by SFAS 123 as originally issued. SFAS 123 (R) requires entities to recognize the cost of employee services received in exchange for awards. Please revise to reflect the adoption of SFAS 124 (R). In doing so please identify for us all stock compensation transactions with employees and nonemployees since the effective date of SFAS 123 (R) and the related accounting treatment. To the extent you did not apply SFAS 123 (R) in accounting for these transactions please explain to us their impact to your financial statements if SFAS 123 (R) were applied and your consideration of SFAS 154, as applicable.

Answer:
The following has been added:

Stock Based Compensation

     The Company accounts for its stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123." The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees. There were no stock options granted during the year ended December 31, 2008 and 2007.

Note 7 – common Stock, page F-11

Comment 13 – we note you issued 75,078 warrants to the underwriter and that you intend to account for the fair value of the warrant as an expense. Explain to us in plain English exactly what you intend means in your statement. Explain and clarify in your disclosures in which period(s) you have recognized expense.

Answer:
The following has been revised:

Note 7 - Common Stock (revised)

During the period ended June, 2008, the Company issued a total of 1,925,716 shares of restricted common stock in a private placement with net proceeds of $1,033,871 received by the Company. The company issued a warrant to the underwriter to purchase 75,078 share of restricted common stock at $.58 per share.  The Company recorded the fair value of the warrant as an expense of the private offering resulting in a charge directly to stockholders’ equity.  The Company estimates that the fair value of this warrant is approximately$109,853 ($ 1.46 Per Unit) using a Black-Scholes option pricing model.  The fair value of the Private Placement warrant granted to the underwriter is estimated as of the date of grant using the following assumptions:  (I) expected volatility of 40%, (2) risk free interest rate of 2.75 % and (3) expected life of 2 years.

Item 9A Controls and Procedures, page 25

Management’s Report on Internal Control Over Financial Reporting

Comment 14 – We note your disclosures that “….management concluded that our internal control over financial reporting was effective as of December 31, 2008” However, we note your disclosure in the Risk Factor section on page 8  that “….we will be required to make substantial changes to our internal controls in order for our management to be able to attest that as of December 31, 2008, our internal controls are effective. “ In view of the requirements to make substantial changes to your internal controls, we are unclear how you conducted your annual evaluation on internal control over financial reporting as of December 31, 2008 to support your conclusion. Please explain.

Answer:
The following paragraph has been amended as follows below; the errors concerning all three comments were due to mere type errors as shown.

Because we will be required to comply with the internal control attestation provisions of Section 404 of the Sarbanes-Oxley Act of 2002 beginning for the fiscal year ended December 31, 2007, our compliance with the SEC's rules concerning internal controls will not be costly, time-consuming ~~and~~ or difficult for us.

                The Sarbanes-Oxley Act of 2002, or "SOX," that became law in July 2002 requires changes in some of our corporate governance, public disclosure and compliance practices. Currently, the SEC's rules under Section 404 of SOX will require us to have our management attest to the adequacy of our internal controls in our annual report on Form 10-K for the year ended December 31, 2008. No member of our management has any experience in complying with Section 404. Furthermore, we have been advised by our independent registered public accounting firm that we will not be required to make substantial changes to our internal controls in order for our management to be able to attest that as of December 31, 2008, our internal controls are effective. Larger public companies which have been required to comply with Section 404 have encountered significant expenses, both from diversion of management time and attention, the acquisition of new computer software, the employing of additional personnel and training and third party internal controls consultants. While our business is not as sophisticated or complex as these larger companies, we anticipate it will not be time-consuming, costly ~~and~~ or  difficult for us to develop and implement the internal controls necessary for our management to attest that our internal controls are effective as of December 31, 2008. We may need to hire additional financial reporting and internal controls personnel, acquire software and retain a third party consultant during 2008. If our management is unable to attest that our internal controls are effective as of December 31, 2008, investors may react by selling our stock and causing its price to fall.

Corresp - 7

Comment 15 – Advise us and disclose what substantial changes you had made to your internal controls and if those changes were made before or after your annual evaluation.

Please see answer under Comment 14.

Comment 16 – Explain to us the meaning of your statement “… there were no material changes in the Company’s internal control over financial reporting during the fourth fiscal quarter…” Confirm, if true, that there is no change in your internal control over financial reporting during the fourth quarter that has materially affected, or are reasonably likely to materially affect, your internal control over financial reporting or revise to disclose the change. Refer to Item 308 (T)(b) of Regulation S-K.

Please see answer under Comment 14.

Exhibits 31.1 and 31.2

Comment 17 – Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that paragraph 4(b) is missing in the certifications. As such, please revise to provide complete certifications in accordance with the above rules. Similarly, revise the certifications in your Forms 10-Q for the quarterly period ended March 31, 2009 and June 30, 2009, accordingly.

Answer:
The Exhibitts 31.1 and 31.2 have been deleted in their entirety and replaced with the correct up to date versions in both the 10-K and the 10-Q.

Comment 18 – Please delete the title of the officer from the first sentence of each certification. The wording in each certification should be in the exact  format provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended December 31, 2008 and your Forms 10-Q for the quarterly period ended March 31, 2009 and June 30, 2009.

Answer:
The Exhibitts 32.1 and 32.2 have been deleted in their entirety and replaced with the correct up to date versions in both the 10-K and the 10-Q.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Comment 19 – Please provide discussion of your operating results for the quarterly period ended June 30, 2009 as compared to prior period ended June 30, 2008. Refer to the Instructions to Item 303(a)(4) of Regulation S-K.

Answer:
The following has been added:

June 30, 2009 10Q

Item 19

Revenue for the three months ended June 30, 2009 was $1,552,746 compared to $1,460,469 for the three months ended June 30, 2008. This was an increase of $92,277 or 6.3%. Sale of solar and solar related products for the quarter ended June 30, 2009 was approximately $252,000. The Company introduced these products in the third quarter of 2009 and so there were no comparable sales in 2008. Sales of the electrical savings devices for the quarter ended June 30, 2009 decreased by approximately $160,000 from the comparable three months ended June 30, 2008. The decrease was due to weakness in the economy and the housing market. The Company’s primary markets are in California and the southwestern states where both unemployment and the housing market are among the weakest in the country.

Gross profit for the three months ended June 30, 2009 was $1,014,868 compared to $1,127,390 for the three months ended June 30, 2008. This was a decrease of $112,522 or 10%. The gross profit margin for the three months ended June 30, 2009 was 65% compared to a gross profit margin for the three months ended June 30, 2008. There are several factors that have caused the overall gross profit and gross profit margin to decline. Solar products are sold in a competitive market and are a material cost when renovating residences and commercial buildings. Solar products typically have a lower gross profit margin than the retail and wholesale gross profit on power savings devices. There has also more competition in the wholesale market reducing the gross profit on power savings devices. The cost of sales includes the cost of the power savings products manufactured for the Company and solar products purchased from outside vendors. Other costs included in costs of goods sold are warehouse costs and shipping expenses.

Advertising and marketing expense for the three months ended June 30, 2009 was $118,675 compared to $88,006 for the three months ended June 30, 2008. This is an increase of $30,669. Television advertising during the three months ended June 30, 2009 was $37,000 compared to $62,000 for the three months ended June 30, 2008, a decrease of $25,000. In the first quarter of 2009, Power-Save commissioned the creation of a DRTV spot for its newly launched ES35 Kit. Power-Save also launched test DRTV spots on National Cable Television. Marketing expenses during the quarter ended June 30, 2009 prepared for additional marketing on DRTV and Cable Television.

Sales commissions for the three months ended June 30, 2009 were $450,103 compared to $293,316 for the three months ended June 30, 2008. This was an increase of $156,787 (53%).

General and administrative expenses for the three months ended June 30, 2009 were $307,170 compared to $218,802 for the three months ended June 30, 2008. This is an increase of $88,368 (40%). The major increases in general and administrative expenses included officer’s compensation of $105,000. There was no officer compensation in 2008. Rent expense for the three months ended June 30, 2009 was $16,282 compared to $6,320 for 2008. The Company leased its showroom and warehouse facilities in June of 2008. Professional fees, accounting and legal expenses increased to $29,950 from $12,000 and increase of $17,950. Travel expense for the three months ended June 30, 2009 increased by $24,000 over 2008 primarily for travel to trade shows, meeting with customer and overseas travel to meet with suppliers in Asia. Credit processing and collection fees for three months ended June 30, 2009 increased by approximately $13,000 over the three months ended June 30, 2009. License fees, consulting, printing and other miscellaneous administrative expenses decreased by approximately $23,000 for the quarter ended June 30, 2009. In 2008, the Company recorded a stock option expense of $43,500. The options were subsequently cancelled.

Corresp - 8

10K- December 31, 2008- revised 1 st   paragraph MD&A

Revenue for the year ended December 31, 2008 was $5,963,483 compared to $2,309,907 for the year ended December 31, 2007. This is an increase of $3,653,575 (158%). Sales of the Company's PS1200 energy-savings product for homeowners and the introduction of two new products, the PS 3200 and PS 3400 for light commercial and industrial continued to increase in 2008, and, in July 2008, the Company introduced its solar products which accounted for over $1,000,000 in revenue. The gross profit for the year ended December 31, 2008 was $3,605,518 compared to $1,870,033 for the year ended December 31, 2007. This was an increase of $1,735,485 (93%). The gross profit percentage for all of 2008 was 60.5% compared to 80.1% for 2007. The decrease in gross profit percentage was the result of two factors: (1) the gross profit percentage from the solar energy products is lower than the gross profit percentage of the Power-Save home and commercial energy savings devices, and (2) the Company increased commercial sales through resellers which resulted in lower margins. The cost of sales includes the cost of the power savings products manufactured for the Company and solar products purchased from outside vendors. Other costs included in costs of goods sold are warehouse costs and shipping expenses.

Liquidity and Capital resources- numbers 1 and 2

Liquidity and Capital Resources

As of December 31, 2008, the current assets exceeded the current liabilities by $1,999,341. For the year ended December 31, 2007, the current assets exceeded the current liabilities by $444,088. The increase of $1,552,253 was a result of net income for the year ended December 31, 2008 of $591,039, proceeds from the issuance of common stock, less increase in investing activities of $74,482. The net increase in cash and cash equivalents for the year ended December 31, 2008 was $71,260. Net income and the proceeds of the sale of common stock totaling $1,624,910allowed to diversify its product line to include solar energy systems.  The Company used the proceeds from the sale of stock and income to increase inventory for the solar energy systems and increase accounts receivable. The increase in accounts receivable was primarily from the sale of solar energy systems, primarily to contractors.

The cash flow from operations based on the current level of revenue is positive. The Company does not have any current commitments for capital expenditures or other any other commitments that would result in a change in cash flow or cash requirements.

The Country is currently in a housing slump brought on by the recession and mortgage foreclosures. The Company’s products are directly related to the housing market and any prolonged slump could have an adverse effect on the financial condition of the Company. Legislation passed by the U.S. Congress provide for energy credits on products currently sold by the Company. When the Country starts to come out of the recession, this legislation could have a positive effect on products sold by the Company.

Corresp - 9

Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K /A 1

☒	Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008

☐	Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________

Commission file number: 0-30215

Power Save Energy, Co.
(Exact name of registrant as specified in its Charter)

Utah	87-9369569
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3940-7 Broad Street, #200, San Luis Obispo, CA	93401
(Address of Principal Executive Offices)	(Zip Code)

(866) 297-7192
(Issuer’s Telephone Number, Including Area Code)

Securities Registered under Section 12(g) of the Exchange Act:

Common Stock, $.001 Par Value
(Title of Class)

Check whether the Company: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of Company’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

10-K/A - 1

Indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

Revenue for the fiscal year ended December 31, 2008 is $5,963,483 the aggregate market value of the voting stock held by non-affiliates of the registrant based on the closing bid price of such stock as of December 31, 2008 amounted to $10,634,803.

The number of shares outstanding of each of the registrant's classes of common stock as of December 31, 2008 was 28,956,988 shares.

DOCUMENTS INCORPORATED BY REFERENCE

In this report, references to “we”, “us” or “our” collectively refer to Power Save Energy Co.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This report and the documents incorporated into this report contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”), including, but not limited to, statements relating to the Company’s business objectives and strategy. Such forward-looking statements are based on current expectations, management beliefs, certain assumptions made by the Company’s management, and estimates and projections about the Company’s industry. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecasts,” “is likely,” “predicts,” “projects,” “judgment,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict with respect to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may differ materially from those expressed, forecasted, or contemplated by any such forward-looking statements.

Factors that could cause actual events or results to differ materially include, but are not limited to, the following: continued market acceptance of the Company’s products; the Company’s ability to expand and/or modify its products on an ongoing basis; general demand for the Company’s products, intense competition from other developers, manufacturers and/or marketers of energy reduction and/or power saving products; the Company’s negative net tangible book value; the Company’s negative cash flow from operations; delays or errors in the Company’s ability to meet customer demand and deliver products on a timely basis; the Company’s lack of working capital; the Company’s need to upgrade its facilities; changes in laws and regulations affecting the Company and/or its products; the impact of technological advances and issues; the outcomes of pending and future litigation and contingencies; trends in energy use and consumer behavior; changes in the local and national economies; and other risks inherent in and associated with doing business in an engineering and technology intensive industry. See “Management’s Discussion and Analysis or Plan of Operation.” Given these uncertainties, investors are cautioned not to place undue reliance on any such forward-looking statements.

Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents that the Company files from time to time with the Securities and Exchange Commission (the “SEC”), particularly Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

10-K/A - 2

PART I

Item 1.	Description of Business.

(a)	Business Development

Formation

Power-Save Energy Company, (the "Company") is the successor corporation of Mag Enterprises, Inc., a Utah corporation incorporated on July 30, 1980. On September 10, 1993, an Amendment to the Articles of Incorporation was filed to change its name from Mag Enterprises, Inc to Safari Associates, Inc. On September 12, 2006, an amendment to the articles of Incorporation was filed to change its name from Safari Associates, Inc. to Power-Save Energy Company.

(b)	Business of the Company

The Company’s Principal Products and Technology

Power-Save Energy Co., manufactures, markets, and sells electricity saving devices for homeowners, Power-Save 1200, 3200 and 3400. Power-Save also now markets and sells renewable energy devices, photovoltaic electricity systems, Power-Save Solar and Power-Save Wind Turbine that produce electricity generated from wind energy. The product lines intended to reduce homeowner's electricity consumption, generate renewable energy and overall reduce the consumer's electric utility bill.

Power-Save Energy Co. intends to aggressively market the product lines using television as it main advertisement channel. Power-Save will market the Power-Save product lines utilizing Direct Response Television Commercials played on cable TV across America. Power-Save will retain the services of a full service Call Center to take incoming orders as a result of the TV commercials. Power-Save will utilize PayPal Merchant services to accept payment for items and FedEx to ship products. ~~Power Save Energy Co. or its contractors will be responsible for warehousing and shipping the products to Customers.~~ Power –Save Energy Co. sells and ships its products to contractors who are wholesale customers of Power Save. Power Save is responsible for warehousing and shipping its product for all customers, both wholesale and retail.

Product Development

We currently manufacture and sell three products. The PS1200 is our initial product which is designed for residential use. Our PS3200 and PS3400 products are designed for light commercial and light industrial use.

All of our products are designed to reduce our customer's electricity consumption and reduce their electric utility bill. Our products reduce the amount of power drawn from the utility by storing (in their capacitors) otherwise lost electricity (watts) derived from the inductive motors in your home or business. Inductive motors are found in such devices as air conditioning units, refrigerators, freezers, washers, dryers, dishwashers, pool pumps, vacuum cleaners, furnace blower motors, and fans. The technology applied by our products collects that otherwise lost electricity and stores it. When your inductive motors are initiated, electricity is drawn from that stored electricity back to your inductive loads, thus reducing your demand for electricity.

The PS1200 is a single phase 200 amp power factor correction device. It is commonly installed on single family residence. The unit weighs approximately 7 lbs, measures 6" x 6" x 4", and installs using a 20 amp double pull breaker into the electrical panel of any home. The Power-Save 1200 is typically installed by a licensed electrician.

The PS3200 is a three phase 200 amp power factor correction device. The PS3400 is a three phase 400 amp power factor correction device. They have been designed for installation in light commercial applications. Target customers for these products are gasoline service stations, corner grocery stores, fast food restaurants, car wash facilities, laundromats, and similar businesses. The units weigh 11 lbs, measure 10"x 10" x 6", and install using a 30 amp triple pull breaker into the electrical panel of any commercial establishment. The units are typically installed by a licensed electrician.

10-K/A - 3

Power-Save purchases wholesale and resells at retail our Solar and Wind Turbine products.  Power-Save does not own or manufacture these products independently, instead we are just a reseller of these products direct to the public.  We purchase and sell standard photovoltaic systems consisting of Solar Panels, Roof Racking and Inverters.  We purchase and sell standard wind turbine technologies consisting of Mounting Structure, Poles, a Wind Turbine, and an Inverter.

Marketing and Sales

We market our products through our website, through 60 second and 120 second direct response television commercials which are played on cable TV across America, and through select Internet advertising. We retain the services of a full service call center to take incoming orders that result from the TV commercials, and use PayPal Merchant services to accept payment for products. We farm out to independent sales individuals our telephone and email based leads and we pay sales commissions only on closed sales. Installation of our products is typically done by independent electrical contractors. We have established a nationwide network of electrical contractors and electrical service companies to act as installers and resellers of our products across the country.

Manufacturing and Distribution

 We own the designs for our products. We have the products manufactured to our design specifications and under our UL certification by an unrelated third party manufacturer in China. We order from the manufacturer on a purchase order basis. The manufacturer provides warehousing services and will ship to us or directly to our customers. While we currently rely on one manufacturer as the sole supplier of our products, we believe that the components for our products and the manufacturing and warehousing services we receive from our supplier are available from a number of other manufacturers.

Competition

We face direct competition from companies that offer products with similar features. We attempt to compete against these companies on the basis of our brand, our marketing, product pricing, product features, and reliability.

 We currently have only one employee and limited financial resources. Our competitors have or may have greater financial resources, production, sales, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products, and more experience in research and development than we have. In addition, other established or new companies may develop or market products competitive with, or superior to, our products. See "Risk Factors" above.

Government Regulation

Sales of the Company’s product are not dependent on deregulation of the electrical energy market as the Company’s product can be sold in regulated and deregulated markets.

10-K/A - 4

Effect of Environmental Regulations

The Company is not aware of any federal, state, or local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment with which compliance by the Company has had, or is expected to have, a material effect upon the capital expenditures, earnings, or competitive position of the Company.

Employees

The Company has one full time employee, its Chief Executive Officer, Michael Forster.

Item 1A.	Risk Factors.

RISKS RELATED TO OUR BUSINESS

We currently depend on the services of Mr. Forster as our sole employee; the loss of Mr. Forster's services would adversely affect our business. Our future growth will be limited if we cannot successfully attract and retain employees with the expertise required for our business.

               At present, Mr. Forster is our sole employee. We intend to retain a small employee base while we transition from a development company to an operating company. As a result, we are highly dependent on Mr. Forster's services, and when we retain additional employees will be dependent upon their services. The loss of Mr. Forster, or any future key employee would have a significant impact on our operations. Our future success will depend in part on our ability to retain Mr. Forster and new key employees and to identify, hire and retain additional personnel. If we fail to hire and retain personnel in key positions, we may be unable to grow our business successfully.

We face competition from much larger and well-established companies.

               We face competition from much larger and well-established companies, including KVAR Energy and others. These companies have or may have greater financial resources, production, sales, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products, and more experience in research and development than we have. In addition, other established or new companies may develop or market products competitive with, or superior to, our products. We cannot assure you that our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products or that would render our products and services obsolete. Our success will depend in large part on our ability to maintain a competitive position with our products.

Lower than expected market acceptance of our products or services would negatively impact our business.

               We have yet to establish significant customer acceptance of our products. End-users will not begin to use our products unless they determine that our products will save them energy costs and are safe and reliable. These and other factors may affect the rate and level of market acceptance of our products, including:

•	our product's price relative to competing products or alternative means of saving energy costs;
•	effectiveness of our sales and marketing efforts;
•	perception by our targeted end-users of our product's reliability, efficacy and benefits compared to competing technologies;
•	willingness of our targeted end-users to adopt new technologies; and
•	development of new products and technologies by our competitors.

10-K/A - 5

               If our products and services do not achieve market acceptance, our ability to achieve any level of profitability would be harmed and our stock price would decline.

Price competition would negatively impact our business.

               Our profitability could be negatively affected in the future as a result of competitive price pressures in the sale of energy saving products, which could cause us to reduce the price of our products. Any such reduction could have an adverse impact on our product margins and profitability.

We may experience delays in product introductions and our products may contain defects which could seriously harm our results of operations.

               We may experience delays in the introduction of new products and enhancements. Delays in product or enhancement release dates, whether caused by factors such as unforeseen technology issues or otherwise, could negatively impact our sales revenue in the relevant period. In addition, we may terminate new product or enhancement development efforts prior to any introduction of a new product or enhancement. Any delays for new product offerings currently under development or any product defect issues or product recalls could adversely affect the market acceptance of our products, our ability to compete effectively in the market, and our reputation, and therefore could lead to decreased product sales and could seriously harm our results of operations.

Risks Relating to Our Industry

We face risks associated with our products and product development, including new product introductions and transitions.

                Energy conservation is a growing industry with increased research and development being spent on a number of alternative solutions. If we are unable to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our products may become less useful or obsolete and our operating results will suffer. To compete successfully, we will need to continue to demonstrate the advantages of our products and services over alternative products and technologies, and convince end users of the advantages of our products and services. The success of our products depends on several factors, including proper new product definition, product cost, timely completion and introduction of new products, proper positioning of new products in relation to our total product portfolio and their relative pricing, differentiation of new products from those of our competitors, and market acceptance of these products.

We may be sued for violating the intellectual property rights of others.

                The energy saving industry is characterized by a substantial investment in patent and other intellectual property rights. Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of patent litigation actions is often uncertain. We have not conducted an extensive search of patents issued to third parties, and no assurance can be given that third party patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed, or could not be filed or issued.

                In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the relevant patents or other intellectual property were upheld as valid and enforceable and we were found to infringe or violate the terms of a license to which we are a party, we could be prevented from selling our products unless we could obtain a license or were able to redesign the product to avoid infringement. If we were unable to obtain a license or successfully redesign our system, we might be prevented from selling our system. If there is an allegation or determination that we have infringed the intellectual property rights of a competitor or other person, we may be required to pay damages, or a settlement or ongoing royalties. In these circumstances, we may be unable to sell our products at competitive prices or at all, our business and operating results could be harmed and our stock price may decline.

10-K/A - 6

RISKS RELATED TO OUR COMMON STOCK AND CAPITAL STRUCTURE

We may experience significant fluctuations in the market price of our common stock.

                The market price of our common stock may experience significant fluctuations. These fluctuations may be unrelated or out of proportion to our operating performance, and could harm our stock price. Any negative change in the public's perception of the prospects of companies that employ similar technology or sell into similar markets could also depress our stock price, regardless of our actual results.

                The market price of our common stock may be significantly affected by a variety of factors, including:

•	the announcement of new products, product enhancements, new services or service enhancements by us or our competitors;
•	announcements of strategic alliances or significant agreements by us or by our competitors;
•	technological innovations by us or our competitors;
•	quarterly variations in our results of operations;
•	acquisition of one of our competitors by a significantly larger company;
•	general market conditions or market conditions specific to technology industries;
•	sales of large blocks of our common stock; and
•	domestic and international macroeconomic factors.

Our board of directors has the right to issue additional shares of common stock, without stockholder consent, which could have the effect of creating substantial dilution or impeding or discouraging a takeover transaction.

                Pursuant to our articles of incorporation, our board of directors may issue additional shares of common or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management. Specifically, if in the due exercise of its fiduciary obligations, our board of directors was to determine that a takeover proposal was not in the best interest of the Company or our stockholders, shares could be issued by our board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;
•	putting a substantial voting block in institutional or other hands that might undertake to support the incumbent board of directors; or
•	effecting an acquisition that might complicate or preclude the takeover.

The market price of our securities could be adversely affected by sales of registered and restricted securities.

                Actual sales or the prospect of future sales of shares of our common stock under Rule 144 may have a depressive effect upon the price of, and market for, our common stock. As December 31, 2008, 28,956,988 shares of our common stock were issued and outstanding. Of such issued and outstanding shares, 20,063,902 are currently "restricted securities." In addition, the balance of the outstanding shares under some circumstances may, in the future, be under a registration under the Securities Act of 1933, as amended, or the "Securities Act," or in compliance with Rule 144 adopted under the Securities Act. In general, under Rule 144, subject to the satisfaction of other conditions, a person who has beneficially owned restricted shares of common stock for at least one year is entitled to sell, within any three month period, a number of shares that:

•	does not exceed the greater of 1% of the total number of outstanding shares of the same class; or
•	if the common stock is quoted on NASDAQ or a stock exchange, the average weekly trading volume during the four calendar weeks immediately preceding the sale.

10-K/A - 7

                A person who presently is not and who has not been one of our affiliates for at least three months immediately preceding a sale and who has beneficially owned the shares of common stock for at least two years is entitled to sell these shares under Rule 144 without regard to any of the volume limitations described above. We cannot predict what effect, if any, that sales of shares of common stock, or the availability of these shares for sale, will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely effect prevailing prices for our common stock and could impair our ability to raise capital in the future through the sale of equity securities.

An investment in our company may be diluted in the future as a result of the issuance of additional securities.

                In order to raise additional capital to fund our business plan, we may issue additional shares of common stock or securities convertible, exchangeable or exercisable into common stock from time to time, which could result in substantial dilution to current stockholders. The issuance of additional debt securities would result in increased expenses and could result in covenants that would restrict our operations. No arrangements for any such offering exist, and no assurance can be given concerning the terms of any future offering or that we will be successful in issuing common stock or other securities at all. If adequate funds are not available, we may not be able to continue our operations or implement our planned additional research and development activities, any of which would adversely affect our results of operations and financial condition.

We may be the subject of securities class action litigation due to future stock price volatility.

                In the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

                We have paid no cash dividends on any of our classes of capital stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt or credit facility, if any, may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Because we will be required to comply with the internal control attestation provisions of Section 404 of the Sarbanes-Oxley Act of 2002 beginning for the fiscal year ended December 31, 2007, our compliance with the SEC's rules concerning internal controls will not be costly, time-consuming ~~and~~ or difficult for us.

                The Sarbanes-Oxley Act of 2002, or "SOX," that became law in July 2002 requires changes in some of our corporate governance, public disclosure and compliance practices. Currently, the SEC's rules under Section 404 of SOX will require us to have our management attest to the adequacy of our internal controls in our annual report on Form 10-K for the year ended December 31, 2008. No member of our management has any experience in complying with Section 404. Furthermore, we have been advised by our independent registered public accounting firm that we will not be required to make substantial changes to our internal controls in order for our management to be able to attest that as of December 31, 2008, our internal controls are effective. Larger public companies which have been required to comply with Section 404 have encountered significant expenses, both from diversion of management time and attention, the acquisition of new computer software, the employing of additional personnel and training and third party internal controls consultants. While our business is not as sophisticated or complex as these larger companies, we anticipate it will not be time-consuming, costly ~~and~~ or  difficult for us to develop and implement the internal controls necessary for our management to attest that our internal controls are effective as of December 31, 2008. We may need to hire additional financial reporting and internal controls personnel, acquire software and retain a third party consultant during 2008. If our management is unable to attest that our internal controls are effective as of December 31, 2008, investors may react by selling our stock and causing its price to fall.

10-K/A - 8

Our common stock is traded on the OTC Bulletin Board, which may be detrimental to investors.

                Our common stock is currently traded on the OTC Bulletin Board. Stocks traded on the OTC Bulletin Board generally have limited trading volume and exhibit a wide spread between the bid and ask quotation. Accordingly, you may not be able to sell your shares quickly or at the market price if trading in our stock is not active.

Line of Credit

At the present time, the Company does a $70,000 line of credit with Wells Fargo Bank with a zero balance.

Item 1B.	Unresolved Staff Comments.

None

Item 2.	Description of Property.

The Current principal office of the Company is located at 3940-7 Broad Street, #200, San Luis Obispo, CA 93401.

Item 3.	Legal Proceedings.

Power-Save was dismissed from a recently filed lawsuit reported in our last 10-Q. As previously stated in the 10-Q, “On or about July 18, 2008, Power-Save Energy Company was served with a lawsuit for wrongful death from an auto accident involving Michael Forster’s son, Alex Forster.”  Power-Save has been completely dismissed from this lawsuit with prejudice against the Plaintiff from ever filing a subsequent lawsuit against Power-Save. The dismissal was filed by the plaintiffs counsel in the San Luis Obispo Superior Court on August 19, 2008.  An 8k-information statement will be filed related to the dismissal.

On or about September 6, 2007, we were served with a lawsuit from a former officer of our predecessor company, Safari Associates, Inc. The former officer, Stephen Steeneck, alleges breach of contract, quantum meruit, unjust enrichment and other causes of action for failure to remit payment on loans Mr. Steeneck alleges he made to Safari Associates, Inc. and for failure to pay deferred compensation in the amount of $500,000.00.  On February 17, 2009, Mr. Steeneck obtained a judgment against the Company for $125,520.06.

                In addition, from time to time and in the course of business, we may become involved in various legal proceedings seeking monetary damages and other relief. The amount of the ultimate liability, if any, from such claims cannot be determined. However, in the opinion of our management, there are no legal claims currently pending or threatened against us that would be likely to have a material adverse effect on our financial position, results of operations or cash flows.

10-K/A - 9

Item 4.	Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5.	Market for Common Equity and Related Stockholder Matters.

Market for Common Stock

The common stock of this Issuer is now quoted Over the Counter on the Bulletin Board ("OTCBB") (Symbol PWSV). We have one class of securities, Common Voting Equity Shares ("Common Stock"). The Company's Securities may be quoted in the over-the-counter market, but there is presently, and historically, no substantial market for our common stock. Even so, quotations for, and transactions in, the Securities are capable of rapid fluctuations, resulting from the influence of supply and demand on relatively thin volume. There may be buyers at a time when there are no sellers, and sellers when there are no buyers, resulting in significant variations of bid and ask quotations by market-making dealers, attempting to adjust changes in demand and supply. A young market is also particularly vulnerable to short selling, sell orders by persons owning no shares of stock, but intending to drive down the market price so as to purchase the shares to be delivered at a price below the price at which the shares were sold short. Based upon standard reporting sources, the following information is provided during the fiscal years 2008 and 2007:

Twelve months Ended December 31, 2008	High	Low
October 1, 2008 — December 31, 2008	$1.78	1.00
July 1, 2008 — September 30, 2008	2.85	1.64
April 1, 2008— June 30, 2008	3.45	0.99
January 1, 2008 — March 31, 2008	3.15	0.25

Twelve months Ended December 31, 2007	High	Low
October 1, 2007 — December 31, 2007	$0.90	$1.10
July 1, 2007 — September 30, 2007	1.01	0.30
April 1, 2007 — June 30, 2007	1.95	0.45
January 1, 2007 — March 31, 2007	2.60	0.35

The source of this information for fiscal year 2008 and 2007 is trading information as reported by the National Association of Securities Dealers Composite or other qualified inter-dealer Quotation Medium.

               (b) Holders
As of December 31, 2008, there were approximately 349 stockholders of record of the Company's Common Stock. The number does not include beneficial owners who held shares at broker/dealers in "street name"

               (c) Dividends
We have not paid any cash dividends on our Common Stock, and do not anticipate paying cash dividends on our Common Stock in the next year. We anticipate that any income generated in the foreseeable future will be retained for the development and expansion of our business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, debt service, capital requirements, business conditions, the financial condition of the Company and other factors that the Board of Directors may deem relevant.

10-K/A - 10

DEBT and SERVICES

As of the date of the issuances set forth above, the average daily high and low bids were unavailable to the Issuer. The Company's Securities may be quoted in the over-the-counter market, but there is presently, and historically, no substantial market for our common stock. This Issuer has determined that, quotations for, and transactions in, the Securities are capable of rapid fluctuations, resulting from the influence of supply and demand on relatively thin volume. There may be buyers at a time when there are no sellers, and sellers when there are no buyers, resulting in significant variations of bid and ask quotations by market-making dealers, attempting to adjust changes in demand and supply. A young market is also particularly vulnerable to short selling, sell orders by persons owning no shares of stock, but intending to drive down the market price so as to purchase the shares to be delivered at a price below the price at which the shares were sold short.

Recent Sales of Unregistered Securities

During the period ended June, 2008, the Company issued a total of 1,925,716 shares of restricted common stock in a private placement with net proceeds of $1,033,871 received by the Company. The company issued a warrant to the underwriter to purchase 75,078 share of restricted common stock at $.58 per share.  The Company intends to account for the fair value of the warrant as an expense of the private offering resulting in a charge directly to stockholders’ equity.  The Company estimates that the fair value of this warrant is approximately $109,853 ($ 1.46 Per Unit) using a Black-Scholes option pricing model.  The fair value of the warrant granted to the underwriter is estimated as of the date of grant using the following assumptions:  (I) expected volatility of 40%, (2) risk free interest rate of 2.75 % and (3) expected life of 2 years.

Item 6.	Selected Financial Data

We are a “smaller reporting company” as defined by Regulation S-K and as such, are not providing the information contained in this item pursuant to Regulation S-K.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations or Plan of Operation.

OVERVIEW

This discussion and analysis of our financial condition and results of operations includes "forward-looking" statements that reflect our current views with respect to future events and financial performance. We use words such as we "expect," "anticipate," "believe," and "intend" and similar expressions to identify forward-looking statements. You should be aware that actual results may differ materially from our expressed expectations because of risks and uncertainties inherent in future events and you should not rely unduly on these forward looking statements. We will not necessarily update the information in this discussion if any forward-looking statement later turns out to be inaccurate. Reference in the following discussion to "our", "us" and "we" refer to our operations and the operations of our subsidiaries, except where the context otherwise indicates or requires.

This discussion and analysis of financial condition and results of operations should be read in conjunction with our audited Financial Statements included in this filing. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, and reflect our historical financial position, results of operations, and cash flows. The financial information included in this filing, is not necessarily indicative of our future performance.

 RESULTS OF OPERATIONS: FISCAL YEAR 2008 COMPARED TO FISCAL YEAR 2007

Revenue for the year ended December 31, 2008 was $5,963,483 compared to $2,309,907 for the year ended December 31, 2007. This is an increase of $3,653,575 (158%). Sales of the Company's PS1200 energy-savings product for homeowners and the introduction of two new products, the PS 3200 and PS 3400 for light commercial and industrial continued to increase in 2008, and, in July 2008, the Company introduced its solar products which accounted for over $1,000,000 in revenue. The gross profit for the year ended December 31, 2008 was $3,605,518 compared to $1,870,033 for the year ended December 31, 2007. This was an increase of $1,735,485 (93%). The gross profit percentage for all of 2008 was 60.5% compared to 80.1% for 2007. The decrease in gross profit percentage was the result of two factors: (1) the gross profit percentage from the solar energy products is lower than the gross profit percentage of the Power-Save home and commercial energy savings devices, and (2) the Company increased commercial sales through resellers which resulted in lower margins. The cost of sales includes the cost of the power savings products manufactured for the Company and solar products purchased from outside vendors. Other costs included in costs of goods sold are warehouse costs and shipping expenses.

10-K/A - 11

Advertising and marketing expense for the year ended December 31, 2008 was $513,139 compared to $296,483 for the year ended December 31, 2007. This was an increase of $216,656 (73%). The Company continued to market its home and commercial power savings devices through television and internet advertising. In addition, in 2008 the Company produced a new commercial for the television promotion of its solar products.

Sales commissions for the year ended December 31, 2008 was$1,034,401 compared to $655,558 for year ended December 31, 2007. This was an increase of $540,544(82%).

General and administrative expenses for the year ended December 31, 2008 were $1,034,401 compared to $465,096 for the year ended December 31, 2007, an increase of $596,305. Included in the increase were the following items which are considered to be nonrecurring. (1) The Company lost a lawsuit in February with a former executive of the Company. The total judgment entered against the Company was $125,520 including interest, plus legal fees incurred by the Company to defend the lawsuit of $32,050. (2) The Company incurred a bad debt expense of $122,259 from one customer who filed for bankruptcy. The company was an installer of solar products. (3) The Company incurred $55,795 in legal and accounting bill for due diligence for a merger which was not consummated. Other major increases in general and administrative expenses are as follows. Due to the increase in revenue, the costs associated with processing credit card and other payments systems increased by $59,505 (171%). Printing and production costs for brochures and other printed materials increased by $62,692 (1198%). With the addition of a new warehouse and showroom, the Company incurred occupancy costs of $40,758 in 2008. There were no facilities in 2007. Travel and other related expenses increased by $130,568 in 2008. The majority of the costs were incurred for trips to China to provide due diligence on products the Company was importing and review the costs and design of the solar product which was introduced in 2008 and wind turbine products. All other general and administrative expenses showed minor increase and decrease representing less than 1% of the increase in general and administrative expense.

Liquidity and Capital Resources

As of December 31, 2008, the current assets exceeded the current liabilities by $1,999,341. For the year ended December 31, 2007, the current assets exceeded the current liabilities by $444,088. The increase of $1,552,253 was a result of net income for the year ended December 31, 2008 of $591,039, proceeds from the issuance of common stock, less increase in investing activities of $74,482. The net increase in cash and cash equivalents for the year ended December 31, 2008 was $71,260. Net income and the proceeds of the sale of common stock totaling $1,624,910allowed to diversify its product line to include solar energy systems.  The Company used the proceeds from the sale of stock and income to increase inventory for the solar energy systems and increase accounts receivable. The increase in accounts receivable was primarily from the sale of solar energy systems, primarily to contractors.

The cash flow from operations based on the current level of revenue is positive. The Company does not have any current commitments for capital expenditures or other any other commitments that would result in a change in cash flow or cash requirements.

The Country is currently in a housing slump brought on by the recession and mortgage foreclosures. The Company’s products are directly related to the housing market and any prolonged slump could have an adverse effect on the financial condition of the Company. Legislation passed by the U.S. Congress provide for energy credits on products currently sold by the Company. When the Country starts to come out of the recession, this legislation could have a positive effect on products sold by the Company.

~~As of December 31, 2008 the current assets exceeded the current liabilities by $1,999,347. During the year ended December 31, 2008, the Company issued a total of 1,925,716 restricted shares of common stock with the Company receiving net proceed of approximately $1,033,871.The proceeds were used to purchase for inventory Solar and Wind products, prepay for television commercials for the two new products and for additional working capital. The Company is profitable and has been able to generate sufficient funds from its current operations to fund its current level of activity.~~

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities“. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In June 2007, the FASB issued FASB Staff Position No. EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for use in Future Research and Development Activities” (“FSP EITF 07-3”), which addresses whether nonrefundable advance payments for goods or services that used or rendered for research and development activities should be expensed when the advance payment is made or when the research and development activity has been performed. Management is currently evaluating the effect of this pronouncement on financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations.” SFAS No. 141 (Revised 2007) changes how a reporting enterprise accounts for the acquisition of a business. SFAS No. 141 (Revised 2007) requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with limited exceptions, and applies to a wider range of transactions or events. SFAS No. 141 (Revised 2007) is effective for fiscal years beginning on or after December 15, 2008 and early adoption and retrospective application is prohibited.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”, which is an amendment of Accounting Research Bulletin (“ARB”) No. 51. This statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement changes the way the consolidated income statement is presented, thus requiring consolidated net income to be reported at amounts that include the amounts attributable to both parent and the noncontrolling interest. This statement is effective for the fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Based on current conditions, the Company does not expect the adoption of SFAS 160 to have a significant impact on its results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No.  133.” This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Based on current conditions, the Company does not expect the adoption of SFAS 161 to have a significant impact on its results of operations or financial position.

10-K/A - 12

In April 2008, the FASB issued 142-3 “Determination of the useful life of Intangible Assets”, which amends the factors a company should consider when developing renewal assumptions used to determine the useful life of an intangible asset under SFAS142. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. SFAS 142 requires companies to consider whether renewal can be completed without substantial cost or material modification of the existing terms and conditions associated with the asset. FSP 142-3 replaces the previous useful life criteria with a new requirement—that an entity consider its own historical experience in renewing similar arrangements. If historical experience does not exist then the Company would consider market participant assumptions regarding renewal including 1) highest and best use of the asset by a market participant, and 2) adjustments for other entity-specific factors included in SFAS 142. The Company is currently evaluating the impact that adopting SFAS No.142-3 will have on its financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement will not have an impact on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.” The scope of this Statement is limited to financial guarantee insurance (and reinsurance) contracts, as described in this Statement, issued by enterprises included within the scope of Statement 60. Accordingly, this Statement does not apply to financial guarantee contracts issued by enterprises excluded from the scope of Statement 60 or to some insurance contracts that seem similar to financial guarantee insurance contracts issued by insurance enterprises (such as mortgage guaranty insurance or credit insurance on trade receivables). This Statement also does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement will not have an impact on the Company’s financial statements.

Item 7A.	Quantitative and Qualitative Disclosures About Market Risk

We are a “smaller reporting company” as defined by Regulation S-K and as such, are not providing the information contained in this item pursuant to Regulation S-K.

Item 8.	Financial Statements and Supplementary Data.

The information required by this item is incorporated by reference to pages F-1 through F-12 of this annual report on Form 10-K.

10-K/A - 13

Gruber & Company, LLC

Certified Public Accountant	Telephone (636)561-5639
121 Civic Center Drive, Suite 125	Fax (636)561-0735
Lake Saint Louis, Missouri 63367

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
POWER-SAVE ENERGY COMPANY

We have audited the accompanying balance sheets of Power-Save Energy Company as of December 31, 2008 and 2007 , and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2008 and 2007 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over its financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Power-Save Energy Company as of December 31, 2008 and the results of its operations and cash flows for the years ended, December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/Gruber & Company
Gruber & Company, LLC
Lake Saint Louis, Missouri

March 25, 2009

10-K/A - 14

Power-Save Energy Company
Balance Sheet
December 31, 2008 and 2007

Current Assets	2008	2007
Cash and Cash Equivalents	$513,249	$441,989
Accounts receivable, net of allowance	945,053	46,423
Inventory	873,872	110,868
Prepaid expenses	76,528	10,000

Total current assets	2,408,702	609,280

Equipment, net of accumulated depreciation	47,469	5,689
Intangible assets, net of accumulated amortization	10,286	11,120
Other assets	28,705	-
Total assets	$2,495,162	626,089

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Current liabilities
Accounts payable	$55,687	$47,034
Other current liabilities  ~~liability~~	125,520	-
Income taxes payable	228,148	118,158

Total current liabilities	409,355	165,192

Stockholders' equity
Preferred stock, $.001 par value, 10,000,000 shares
Authorized, none issued and outstanding
Common stock, $.001 par value, 100,000,000 shares	28,957	27,031
Authorized, 28,956,884 and 27,031,168 issued and outstanding
Additional paid-in-capital	1,292,914	260,969
Retained earnings	763,936	172,897

Total stockholders' equity	2,085,807	460,897

Total liabilities and stockholders' equity	$2,495,162	$626,089

The accompanying notes are an integral part of these financial statements.

10-K/A - 15

Power-Save Energy Company
Statements of Operations
For the Years ended December 31, 2008 and 2007

	2008	2007

Revenue ~~, net~~	$5,963,483	$2,309,908

Cost of sales
Merchandise	2,099,095	400,092
Other costs	258,870	39,783

Total cost of sales	2,357,965	439,875
Gross margin	3,605,518	1,870,033

Operating expenses
Advertising and promotion	513,139	296,483
Sales commissions	1,196,102	655,558
General and administrative	1,034,401	465,096

Total operating costs and expenses	2,743,642	1,417,137
Net income (loss) before provision for income taxes	861,876	452,896

Provision for income taxes	270,837	118,158
Net income (loss)	$591,039	$334,738
Earnings per common share:
Basic	$.02 ~~0.021~~	$.01 ~~0.012~~
Diluted	$.02 ~~0.021~~	N/A
Shares used in computing earnings per share
Basic	28,395,217	27,031,168
Diluted	28,412,250	N/A

The accompanying notes are an integral part of these financial statements.

10-K/A - 16

Power-Save Energy Company
Statement of Stockholders' Equity

			Additional	Retained
	Common Stock		Paid-In	Earnings
	Issued	Amount	Capital	(Deficit)	Total

Balance January 1, 2007	31,230,295	31,230	256,770	(161,841)	126,159

Common stock subsequently cancelled	(4,199,127)	(4,199	4,199	--	--
On conversion of debt

Net income for the year ended	--	--	--	334,738	334,738
December 31, 2007

Balance, December 31, 2007	27,031,168	$27,031	260,969	172,897	460,897

Privare placement	1,925,716	1,926	1,031,945		1,033,871

Net income for the year ended
December 31, 2008	--	--	--	591,039	591,039

Balance, December 31, 2008	28,956,884	$28,957	$1,292,914	$763,936	$2,085,807

The accompanying notes are an integral part of these financial statements.

10-K/A - 17

Power-Save Energy Company
Statements of Cash Flows
For The Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities
Net Income (loss)	$591,039	$334,738
Adjustments to reconcile net income (loss) to net cash
Provided by operating activities
Depreciation and amortization	4,830	1,830
Change in operating assets and liabilities		--
Increase in accounts receivable	(898,630)	(26,980)
Increase in inventory	(763,004)	(59,906)
Decrease in prepaid expenses	(66,528)	(10,000)
Increase (decrease) in accounts payable	8,653	11,844
Increase in other liabilities	125,520
Increase in income taxes payable	109,990	118,158
Net cash used in operating activities	(888,130)	369,684

Cash flows from investing activities
Security deposits	(28,705)
Acquisition of equipment	(45,777)	(4,468)
Net cash used by investing activities	(74,482)	(4,468)

Cash flows from investing activities
Net proceeds from private placement	1,033,872
Net Proceeds from line of credit, net		(13,137)
Net cash provided by financing activities	1,033,872	(13,137)

Net increase (decrease) in cash and cash equivalents	71,260	352,079
Cash and cash equivalents at beginning of year	441,989	89,910

Cash and cash equivalents at end of year	$513,249	$441,989

Supplemental disclosure of cash flow information

Income taxes paid	$160,747	--

The accompanying notes are an integral part of these financial statements.

10-K/A - 18

POWER SAVE ENERGY COMPANY.
NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and Principal Activities

Organization and Description of Business

Power-Save Energy Company ("the Company") is the successor corporation of Mag Enterprises, Inc., a Utah corporation incorporated on July 30, 1980. On September 10, 1993, an Amendment to the Articles of Incorporation was filed to change its name from Mag Enterprises, Inc. to Safari Associates, Inc. On September 12, 2006, an amendment to the articles of incorporation was filed to change its name from Safari Associates, Inc. to Power-Save Energy Company.

The Company manufactures, markets, and sells renewable energy and energy savings products

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts in the financial statements, including the estimated useful lives of tangible and intangible assets. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable and accounts payable. At December 31, 2008 the carrying cost of these instruments approximate their fair value.

Cash Equivalents

Cash equivalents include highly liquid investments with maturities of three months or less.

Accounts Receivable

~~Accounts receivable are trade receivables which are reviewed by management on a quarterly basis. The Company records a provision for uncollectible accounts when collectability is in doubt.~~

Accounts receivable are recorded at the invoiced amount and are not interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. The Company reviews its accounts receivable by aging category to identify significant customers or invoices with known disputes or collectibility issues. For those invoices not specifically reviewed, the Company provides reserves based on the age of the receivable. In determining the amount of the reserve, we make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. The Company also considers historical levels of credit losses and current economic trends that might impact the level of future credit losses. When the Company determines that amounts are uncollectible they are written off against the allowance.

Inventory

Inventory is stated at the lower of cost or market, with cost determined on a FIFO basis. Inventory includes electric savings devices and renewable energy solar systems.

Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company evaluates intangible assets and other long-lived assets for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets and other long-lived assets is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss.

Revenue Recognition

Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". The Company recognizes revenue when the significant risks and rewards of ownership have been

10-K/A - 19

POWER SAVE ENERGY COMPANY.
NOTES TO FINANCIAL STATEMENTS

transferred to the customer pursuant to applicable laws and regulations, including factors such as when there has been evidence of a sales arrangement, delivery has occurred, or service have been rendered, the price to the buyer is fixed or determinable, and collection is reasonably assured. The Company is responsible for warehousing and shipping the merchandise.

 Stock - Based Compensation

The Company may periodically issue shares of common stock for services rendered or for other costs and expenses. Such shares will be valued based on the market price of the shares on the transaction date.

The Company may periodically issue stock options to employees and stock options or warrants to non-employees in non-capital raising transactions for services and for financing costs.

~~The Company has adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), which establishes a fair value method of accounting for stock-based compensation plans.~~

~~The provisions of SFAS No. 123 allow companies to either record an expense in the financial statements to reflect the estimated fair value of stock options to employees, or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, but to disclose on an annual basis the pro-forma effect on net income (loss) and net income (loss) per share had the fair value of the stock options been recorded in the financial statements. SFAS No. 123 was amended by SFAS No., 148, which now requires companies to disclose in interim financial statements the pro-forma effect on net income (loss) and net income (loss) per common share of the estimated fair value of stock options issued to employees.~~

~~In accordance with SFAS No. 123, the cost of stock options and warrants issued to non-employees is measured at the grant date based on the fair value of the award. The fair value of the stock-based award is determined using the Black-Scholes option-pricing model. The resulting amount is charged to expenses on the straight-line basis over the period in which the Company expects to receive benefit, which is generally the vesting period.~~

~~Pro Forma Financial Disclosure – In accordance with SFAS No. 123, the Company will provide footnote disclosure with respect to stock-based employee compensation. The value of a stock-based award will be determined using the Black-Scholes option-pricing model, whereby compensation cost is the fair value of the award as determined by the pricing model at the grant date or other measurement date. The resulting amount will be charged to expense on the straight-line basis over the period in which the Company expects to receive benefit, which is generally the vesting period.~~

     The Company accounts for its stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123." The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees. There were no stock options granted during the year ended December 31, 2008 and 2007.

Income Taxes

Income taxes are accounted for in accordance with SFAS 109, Accounting for Income Taxes, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Common Share

Statement of Financial Accounting Standards No. 128, “Earnings Per Share”, requires presentation of basic earnings per share (“Basic EPS”) and diluted earnings per share (“Diluted EPS”). Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding (including shares reserved for issuance) during the period. Diluted earnings per share gives effect to all potential dilutive common shares outstanding during the period.

10-K/A - 20

POWER SAVE ENERGY COMPANY.
NOTES TO FINANCIAL STATEMENTS

Advertising

Advertising, promotion and marketing programs are charged to operations in the period incurred.

Segmented Information

Management has determined that the Company operates in one dominant industry segment. Additional segment disclosure requirements will be evaluated as it expands its operations.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company extends credit based on an evaluation of the customer’s financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required. Accounts are “written-off” when deemed uncollectible.

Special – purpose entities

The Company does not have any off-balance sheet financing activities.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The Company bases its estimates on historical experience, management expectations for future performance, and other assumptions as appropriate. Key areas affected by estimates include the assessment of the recoverability of long-lived assets, which is based on such factors as estimated future cash flows. The Company re-evaluates its estimates on an ongoing basis. Actual results may vary from those estimates.

Website Development Costs

The Company accounts for website development costs in accordance with Emerging Issues Task Force (EITF) No. 00-2. Accordingly, all costs incurred in the planning stage are expensed as incurred, costs incurred in the website application and infrastructure development stage are accounted for in accordance with Statement of Position (SOP) 98-1 which requires the capitalization of certain costs that meet specific criteria, and costs incurred in the day to day operation of the website are expensed as incurred.

Note 3 – Recently issued accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities“. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In June 2007, the FASB issued FASB Staff Position No. EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for use in Future Research and Development Activities” (“FSP EITF 07-3”), which addresses whether nonrefundable advance payments for goods or services that used or rendered for research and development activities should be expensed when the advance payment is made or when the research and development activity has been performed. Management is currently evaluating the effect of this pronouncement on financial statements.

10-K/A - 21

POWER SAVE ENERGY COMPANY.
NOTES TO FINANCIAL STATEMENTS

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations.” SFAS No. 141 (Revised 2007) changes how a reporting enterprise accounts for the acquisition of a business. SFAS No. 141 (Revised 2007) requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with limited exceptions, and applies to a wider range of transactions or events. SFAS No. 141 (Revised 2007) is effective for fiscal years beginning on or after December 15, 2008 and early adoption and retrospective application is prohibited.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”, which is an amendment of Accounting Research Bulletin (“ARB”) No. 51. This statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement changes the way the consolidated income statement is presented, thus requiring consolidated net income to be reported at amounts that include the amounts attributable to both parent and the noncontrolling interest. This statement is effective for the fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Based on current conditions, the Company does not expect the adoption of SFAS 160 to have a significant impact on its results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No.  133.” This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Based on current conditions, the Company does not expect the adoption of SFAS 161 to have a significant impact on its results of operations or financial position.

In April 2008, the FASB issued 142-3 “Determination of the useful life of Intangible Assets”, which amends the factors a company should consider when developing renewal assumptions used to determine the useful life of an intangible asset under SFAS142. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. SFAS 142 requires companies to consider whether renewal can be completed without substantial cost or material modification of the existing terms and conditions associated with the asset. FSP 142-3 replaces the previous useful life criteria with a new requirement—that an entity consider its own historical experience in renewing similar arrangements. If historical experience does not exist then the Company would consider market participant assumptions regarding renewal including 1) highest and best use of the asset by a market participant, and 2) adjustments for other entity-specific factors included in SFAS 142. The Company is currently evaluating the impact that adopting SFAS No.142-3 will have on its financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement will not have an impact on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.” The scope of this Statement is limited to financial guarantee insurance (and reinsurance) contracts, as described in this Statement, issued by enterprises included within the scope of Statement 60. Accordingly, this Statement does not apply to financial guarantee contracts issued by enterprises excluded from the scope of Statement 60 or to some insurance contracts that seem similar to financial guarantee insurance contracts issued by insurance enterprises (such as mortgage guaranty insurance or credit insurance on trade receivables). This Statement also does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement will not have an impact on the Company’s financial statements.

Note 4 - Commitments and Contingencies

The Company has entered into a lease for showroom and warehouse space beginning on June 15, 2008 for a period of five years expiring on June 14, 2013.

10-K/A - 22

POWER SAVE ENERGY COMPANY.
NOTES TO FINANCIAL STATEMENTS

The following is a schedule of minimum future rental payments:

Year Ending
December 31,
2009	$45,398
2010	46,482
2011	47,877
2012	49,313
2013	25,021

Total minimum future rental payments	$214,091

The Company has negotiated a line of credit with a bank in the amount of $71,000. The line of credit bears interest at 12.00% as of September 30, 2008. The balance due on the line of credit is $-0-.

Note 5 - Income Taxes
The provision for income taxes consists of the following:
	2008	2007
Federal income tax	$206,488	$92,475
State income tax	64,349	25,683

Total	270,837	118,158

Income taxes based on statutory tax rates are as follows

Federal income taxes	293,038	153,338
State income tax	76,276	36,491
Other	(98,477)	(68,609)
Permanent timing differences		(3,062)

Total	$270,837	$118,158

Note 6 - Intangible Assets

Intangible assets consist of those acquired in the asset purchase agreement with Advanced Builder Energy Technologies LLC (ABET), and U.S. Energy Conservation Corp. which includes ,logos, rights, licenses, designs and approvals, the customer lists. A summary of intangible assets as of December 31, 2008 is as follows:

Intangible assets, at cost	$12,510

Less - amortization allowed	2,224

$10,286

10-K/A - 23

POWER SAVE ENERGY COMPANY.
NOTES TO FINANCIAL STATEMENTS

Note 7 - Common Stock

Private Placement

During the period ended June, 2008, the Company issued a total of 1,925,716 shares of restricted common stock in a private placement with net proceeds of $1,033,871 received by the Company. The company issued a warrant to the underwriter to purchase 75,078 share of restricted common stock at $.58 per share.  The Company recorded the fair value of the warrant as an expense of the private offering resulting in a charge directly to stockholders’ equity.  The Company estimates that the fair value of this warrant is approximately$109,853 ($ 1.46 Per Unit) using a Black-Scholes option pricing model.  The fair value of the Private Placement warrant granted to the underwriter is estimated as of the date of grant using the following assumptions:  (I) expected volatility of 40%, (2) risk free interest rate of 2.75 % and (3) expected life of 2 years.

Options
On May 16, 2008, the Company issued 1,450,000 stock options to several service providers and consultants to purchase shares of common stock at $2.01 per share. These options were subsequently cancelled.

Preferred Stock
On May 5, 2008, the Company amended its Articles of Incorporation to include authorization to issue up to 10,000,000 preferred shares at $.001 par value.  The Preferred Stock will be designated as “Series a Preferred Stock” which will carry 100 to 1 conversion and voting rights and entitles the holder thereof to 100 common votes for each one Preferred Share.  There are no preferred shares issued.

Note 8 -Acquisition

Acquisition
On April 15, 2008, the Company entered into a Acquisition Agreement with U.S. Energy Conservation Corporation (hereinafter "U.S. Energy"), a California corporation pursuant to which the Company agreed to acquire substantially all of U.S. Energy in exchange for cash and common shares of the Company.

As of September 30, 2008, both parties agreed to rescind the transaction and U.S. Energy agreed to return the $25,000.00 deposit to Power-Save Energy Company.

Note 9 - Litigation

On or about September 2007, the Company was served with lawsuit from a former director/officer in the United States District Court, Southern District of New York (Case No. 07CIV4770 (SCR)), for breach of contract, quantum meruit, and unjust enrichment. Between November 2000 and April 2006, the former director / officer claim the company owes $113,400.00 from loans the defendant made and approximately $500,000.00 in compensation. The Company was unaware of the allegations prior to the commencement of the lawsuit. The company's former Chief Executive Officer, on behalf of the Company, hired counsel to defend the lawsuit.  On February 13, 2009, judgment was entered against the Company in the amount of $99,500, plus interest of $26,020. The liability has been recorded in the financial statements as other liabilities.

Note 10 – Subsequent Events

Power-Save Energy Co. has made an investment into a well established solar energy integrator by purchasing 10% of Arizona Power-Save. Arizona Power-Save located at 4111 E. Valley Auto Dr. #103 in Mesa, AZ is owned and operated by General Manager Ray Baxter. Arizona Power-Save specializes in the sales and installation of energy saving and renewable energy products to homeowners throughout Arizona.

10-K/A - 24

Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.	Controls and Procedures.

Effectiveness of Disclosure Controls and Procedures.  Michael Forster, Power-Save’s Chief Executive Officer, is responsible for establishing and maintaining adequate disclosure controls and procedures.  In establishing such controls and procedures, he considered, among other factors, a cost-benefit analysis of implementing certain controls and recognized that no matter how well designed and operated, the existence of controls and procedures provide only reasonable assurance of achieving their objectives.

Mr. Forster evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008 based on (1)  whether there was a design to ensure that material information relating to the Company was made known to our Chief Executive Officer by others, particularly during the period in which this report was being prepared and (2) effective, in that they provided reasonable assurance that information required to be disclosed by the Company in reports filed under the Exchange Act was recorded and communicated to our management and then processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Based upon its evaluation, our management has concluded that, as of December 31, 2008, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules, regulations and related forms, and that such information was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding the required disclosure.

Management’s Report on Internal Control Over Financial Reporting.  Under the supervision and with the participation of Michael Forster, our Chief Executive Officer, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Our management conducted its annual evaluation of the effectiveness of our internal controls over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Management reviewed its policies and procedures designed to (1) maintain records in reasonable detail so that transactions concerning the Company’s assets are accurately and fairly reflected; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Limitations on Controls.  Our management, including our Chief Executive Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.  Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures.  In addition, the design of any system of controls is based in part on certain assumptions about the likelihood of future events, and controls may become inadequate if conditions change.  There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

10-K/A - 25

 Changes in Company’s Internal Controls over Financial Reporting. In management’s opinion, there were no material changes in the Company’s internal controls over financial reporting during the fourth fiscal quarter for the year ending December 31, 2008, covered by this report, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Item 9B.	Other Information.

None.

PART III

Item 10.	Directors, Executive Officers, and Corporate Governance.

INFORMATION ABOUT THE COMPANY'S EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth the names and positions of the current officers and directors of the Company. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been performed by the Board of Directors as a whole.

Board of Directors and Committees of the Board

 The directors and executive officers currently serving the Company are as follows:

Name	Age	Position With Company	Year First Became	Director or Officer

Michael Forster	42	Chief Executive Officer	2008	Officer/Director

Louis Fox	60	Chief Financial Officer	2009	Officer

David J. Forster	38	President/Director	2007	Officer/Director

Gary D. Stanwyck	52	Director	2007	Director

Directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

Biographical Information

MICHAEL FORSTER- CEO- Mr. Forster is an experienced entrepreneur in all facets of business. He has organized and executed the start-up of companies. He has worked under contract in both the private and public company sectors to affect corporate and financial restructuring. As well, Mr. Forster has held senior management level positions at a Fortune 500 company. Mr. Forster holds a Bachelor of Science Degree in Aeronautical Engineering from California Polytechnic State University.

10-K/A - 26

GARY D. STANWYCK - Gary Stanwyck, M.D. F.A.P.A. graduated from Stanford University in Biology in 1971 and from Stanford Medical School in 1975. He completed his medical internship and a Residency in Psychiatry in 1978 at the University of California, Davis. He began the private practice of psychiatry in San Luis Obispo, California in 1978. He subsequently opened and operated a multi-disciplinary outpatient mental health clinic and as a joint venture project with French Hospital Medical Center opened the Central Coast Psychiatric Center, an in-patient and day care facility. He was the Medical Director of the unit. As a member of the French Hospital Medical Staff, he was Chairman of the By-laws and Quality Assurance Committees. He also served as Chief of the Medical Staff and as a member of the Board of Directors of the hospital. From 1995 until 2006 he worked with the California Department of Corrections. He was a member of the state wide Health Services Division Strategic Task Force and Co-Chairperson of the state wide Quality Improvement Training Committee. At the California Men's Colony in San Luis Obispo, California he was Chairperson of the Medical Staff Quality Assessment and Improvement Committe and Chief of the Medical Staff. Dr Stanwyck has been a Diplomate of the American Board of Psychiatry and Neurology since 1983. He was elected a Fellow of the American Psychiatric Association in 2004. Since 1996 he has been a member of the National Examination Committee for Psychiatry Board Certification. Clinically, since 2006 Dr. Stanwyck has been practicing Forensic Psychiatry in San Luis Obispo, California.

DAVID J. FORSTER - President - David John Forster was born and raised in Northern California in 1970. He attended California Polytechnic State University in 1988 where he received his Bachelor of Arts Degree in Political Science with a minor in Business.

He pursued a career in politics working for the U.S. Congressional Office of Leon E. Panetta and The Sierra Club where he lobbied within the arena of consumer and environmental lawmaking. David took his experience in government further out into the private sector by working as a Political Analyst for Pacific Resources Engineering and Planning in Burlingame, California. There he proved to be a vital asset lobbying local, state, and federal agencies on public transportation projects and issues.

In 1997 he left politics for a corporate position with Kaiser Permanente Medical Group in Oakland, California. Hired into a 2 year contract he proved to be a valued high-level employee satisfying some diverse needs by demonstrating the ability to assist Labor-Management with reorganizing over 3000 union employees and at the same time resolving sensitive labor issues. In 1999 David was given the opportunity to become a senior level manager for the Kaiser Call Center Project. With this new challenge, David excelled, adding to the Call Centers success by evaluating statistics and making accurate recommendations on the efficiency and financial viability of the overall projects performance and livelihood.

David left Kaiser in 2002 to pursue a life long dream of owning his own restaurant. In April of the same year he opened the doors to Longboards Grill in Pismo Beach, California. For almost 4 years he organized and executed the start-up, creation, and design of the restaurant concept and operation. In October of 2006 David sold his profitable and well-known business.

LOUIS FOX – Chief Financial Officer - Mr. Fox is a Certified Public Accountant  with over 30 years of accounting experience. For the past  twenty years he has practiced accounting in his own firm. Prior to staring his own firm, he work for several medium to large accounting firms. Mr. Fox has a Bachelor of Arts degree in science from Alfred University and was enrolled in a Masters in Accounting program at Pace University.

Audit Committee

The Company does not have an audit committee financial expert (as defined in Item 401 of Regulation S-K) serving on its Board of Directors. The Company has not yet employed an audit committee financial expert on its Board due to the inability to attract such a person.

The Company does not have an audit committee financial expert (as defined in Item 401 of Regulation S-K) serving on its Board of Directors. The Company has not yet employed an audit committee financial expert on its Board due to the inability to attract such a person.

10-K/A - 27

CODE OF ETHICS

The Company has adopted a Code of Ethics and Business Conduct that applies to all of its officers, directors and employees. The Code of Ethics was filed with the 2003 year's annual report as Exhibit 14.1. A copy of the Code of Ethics will be posted on our website at www.power-save.com. Upon request, the Company will provide to any person without charge a copy of its Code of Ethics. Any such request should be made to Attn: Mr. Michael Forster, 3940-7 Broad Street, San Luis Obispo, CA 93401. The Company's telephone number is (866) 297-7192.

Item 11.	Executive Compensation.

Summary Compensation Table

Shown on the table below is information on the annual and long-term compensation for services rendered to the Registrant in all capacities, for the 2008 and 2007 fiscal years, paid by the Registrant to all individuals serving as the Registrant's chief executive officer or acting in a similar capacity during the last three completed fiscal years, regardless of compensation level.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Yr.	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Michael Forster (CEO	2006 2007 2008	0 60,000 60,000	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

David Forster President / Director	2006 2007 2008	N/A 0 0	N/A 0 0	N/A 0 0	N/A 0 0	N/A 0 0	N/A 0 0	N/A 0 0

Gary D. Stanwyck Director	2006 2007 2008	N/A N/A 0	N/A N/A 0	N/A N/A 0	N/A N/A 0	N/A N/A 0	N/A N/A 0	N/A N/A 0

Louis Fox Chief Financial Officer	2006 2007 2008	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Narrative Disclosure to Summary Compensation Table

The directors of the Registrant have voted on the compensation for their services as directors.

Limitation of Liability and Indemnification of Directors and Officers

     The Utah Revised Business Corporation Act permits a Utah corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed, to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

10-K/A - 28

                Our articles of incorporation and bylaws do not presently provide for the indemnification of our officers and directors. However, we may elect to approve such indemnification, by amendment to our articles of incorporation or bylaws, in the future. Pursuant to Sections 16-10a-902 and 16-10a-907of the Utah Revised Business Corporation Act, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. Having these provisions in our articles of incorporation and bylaws may be necessary to attract and retain qualified persons as directors and officers. These provisions would not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Utah law. In addition, each director would continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Company or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Company or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its stockholders, for improper transactions between the director and the Company and for improper distributions to stockholders and loans to directors and officers. Any such provision also would not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

                The indemnification provided by the Utah Revised Business Corporation Act is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

                Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    We maintain a directors' and officers' liability insurance policy covering certain liabilities that may be incurred by our directors and officers in connection with the performance of their duties. The entire premium for such insurance is paid by us.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

STOCK OWNERSHIP

The following table sets forth information as to our shares of common stock beneficially owned as of December 31, 2008 by (i) each person known by us to be the beneficial owner of more than five percent of our outstanding common stock, (ii) each of our directors, (iii) each of our executive officers named in the Summary Compensation Table and (iv) all of our directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature (1) Of Beneficial Owner	Percent of Class (2)

Common	Michael Forster(3) 3873 Sequoia Drive San Luis Obispo, CA 93401	17,140,540	59.2%

Common	Gary D. Stanwyck (1) 3873 Sequoia Drive San Luis Obispo, CA. 93401	0	0%

Common	David J. Forster (2) 619 Camino Contento Arroyo Grande, CA. 93420	0	0%

Common	Louis Fox (4) 3873 Sequoia Drive San Luis Obispo, CA 93401	60,801	0.2%
	Includes all Officers and Directors of the Company As a group	17,201,341	59.4%

1	Gary D. Stanwyck is a Director of the Company.
2	David J. Forster is the President and a Director of the Company.
3	Michael Forster is the Chief Executive Officer and Chairman of the Company
4	Louis Fox is the Chief Financial Officer of the Company

10-K/A - 29

Item 13.	Certain Relationships, Related Transactions and Director Independence.

Except as set forth above, the Company has not entered into any transaction during the last two years and it has not proposed any transaction to which the Company was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest:

-	Any director or executive officer of the Company;
-	Any nominee for election as a director;
-	Any security holder named in the "Security Ownership of Certain Beneficial Owners and "management" section above; and
-	Any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any such person.

Item 14.	Principal Accountant Fees and Services.

(1) Audit Fees.

The aggregate fees billed in fiscal years 2008 and 2007 for professional services rendered by the principal registered accountant for the audit of the Company's annual financial statements and review of financial statements included in the Company’s Form 10-QSB or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $18,900 and $7000, respectively.

 (2) Audit-Related Fees.

The aggregate fees billed in fiscal years 2008 and 2007 for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under Item 14(1) above were $16,450 and $18,250, respectively.

(3) Tax Fees.

The aggregate fees billed in fiscal years 2008 and 2007 for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning were $2500 and $1250, respectively.

(4) All Other Fees

The aggregate fees billed in fiscal years 2008 and 2007 for products and services provided by the principal accountant, other than the services reported in Items 14(1) through 15(3) above were $6300 and $0, respectively.

(5) Audit Committee Approval

During fiscal year 2008 and 2007, the Audit Committee pre-approved all engagements and fees for services the principal registered accountant provided since it was formally formed. Prior to the formation of the Audit Committee, the entire Board functioned as the Audit Committee and pre-approved all engagements and fees for services the principal registered accountant provided.

10-K/A - 30

PART IV

Item 15.	Exhibits.

(a)	Exhibits

EXHIBIT INDEX

Description of Document

Exhibit Number	Description

2.01	Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-SB filed on October 20, 2000.

2.02	Articles of Amendment to Articles of Incorporation of the Company filed with the Secretary of State of Utah on or about July, 1983

2.03	Articles of Amendment to Articles of Incorporation of the Company filed with the Secretary of State of Utah on September 10, 1993

2.04	By-Law of Company incorporated by reference to Exhibit 2.04 to the Company’s Annual Report on Form 10-SB filed on October 20, 2000.

Exhibit A	Articles of Amendment to Articles of Incorporation of the Company filed with the Secretary of State of Utah incorporated by reference as filed in the companies DEF 14C on November 8, 2006.

31.1	Certification by Louis Fox, Chief Financial Officer, pursuant to Section 302of the Sarbanes- Oxley Act of 2002

31.2	Certification by Michael Forster, Chief Executive Officer, pursuant to Section 302of the Sarbanes- Oxley Act of 2002

32.1	Certification by Louis Fox, Chief Financial Officer, pursuant to Section 906of the Sarbanes- Oxley Act of 2002

32.2	Certification by Michael Forster, Chief Executive Officer pursuant to Section 906of the Sarbanes- Oxley Act of 2002

10-K/A - 31

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWER-SAVE ENERGY COMPANY

Dated: March 25, 2009	By:	/s/ Michael Forster
Michael Forster Chief Executive Officer

Dated: March 25, 2009	By: /s/ Louis fox
Louis Fox, Chief Financial Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Dated: March 25, 2009	By:	/s/ David Forster
David Forster, President/ Director

Dated: March 25, 2009	By:	/s/ Gary D. Stanwyck
Gary D. Stanwyck, Director

10-K/A - 32

EXHIBIT 31.1

POWER-SAVE ENERGY
CERTIFICATIONS PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Michael Forster  , certify that:

1. I have reviewed this annual report on Form 10-K for the quarter ending December 31, 2008 of Power-Save Energy Company;

2. Based on my knowledge, this annualreport does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: March 25, 2009	By: /s/ Michael Forster
Michael Forster
Chief Executive Officer

10-K/A - 33

~~CERTIFICATION PURSUANT TO RULE 13a-14 AND 15d-14 UNDER~~
~~THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED~~

~~I, Michael Forster, Chief Executive Officer of Power-Save Energy Company, certify that:~~

                      ~~I have reviewed this annual report on Form 10-K of Power-Save Energy Company;~~

~~1.                   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;~~

~~2.                   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;~~

~~3.                   Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of, and for, the periods presented in this Report;~~

~~4.                   I and the other certifying officers of the Company are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:~~

                 ~~(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;~~

                 ~~(b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and~~

                 ~~(c) Disclosed in this Report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and~~

~~5.                   I and the other certifying officers have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and to the audit committee of the Company's board of directors (or persons performing the equivalent functions):~~

                 ~~(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and~~

 ~~(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.~~

~~Dated: March 25, 2009~~	~~By: /s/ Michael Forster~~
~~Michael Forster~~
~~Chief Executive Officer~~

10-K/A - 34

EXHIBIT 31.2

POWER-SAVE ENERGY
CERTIFICATIONS PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Louis Fox  , certify that:

1. I have reviewed this annual report on Form 10-K for the yearending December 31, 2008 of Power-Save Energy Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: March 25, 2009	By: /s/ Louis Fox
Louis Fox
Chief Financial Officer

10-K/A - 35

~~CERTIFICATION PURSUANT TO RULE 13a-14 AND 15d-14 UNDER~~
~~THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED~~

~~I, Louis Fox, Chief Financial Officer of Power-Save Energy Company, certify that:~~

                      ~~I have reviewed this annual report on Form 10-K of Power-Save Energy Company;~~

~~1.                   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;~~

~~2.                   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;~~

~~3.                   Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of, and for, the periods presented in this Report;~~

~~4.                   I and the other certifying officers of the Company are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:~~

                 ~~(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;~~

                 ~~(b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and~~

                 ~~(c) Disclosed in this Report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and~~

~~5.                   I and the other certifying officers have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and to the audit committee of the Company's board of directors (or persons performing the equivalent functions):~~

                 ~~(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and~~

 ~~(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.~~

~~Dated: March 25, 2009~~	~~By: /s/ Louis Fox~~
~~Louis Fox~~
~~Chief Financial Officer~~

10-K/A - 36

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Power-Save Energy Company. (the “Company”) on Form 10-K for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael Forster, President, Chief Executive Officer of the Company and a member of the Board of Directors, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 25, 2009	By: /s/ Michael Forster
Michael Forster
Chief Executive Officer

10-K/A - 37

~~CERTIFICATE PURSUANT TO~~
~~18 U.S.C. SECTION 1350,~~
~~AS ADOPTED PURSUANT TO~~
~~SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002~~

~~In connection with the Annual Report of Power-Save Energy Company (the "Company") on Form 10-K for the fiscal year ended December 31, 2008 as filed with the Securities & Exchange Commission (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:~~

~~1.~~	~~The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and~~

~~2.~~	~~The information contained in the Report Fairly presents, in all material respects, the financial condition and results of operations of the Company.~~

~~Dated: March 25, 2009~~	~~By: /s/ Michael Forster~~
~~Michael Forster~~
~~Chief Executive Officer~~

10-K/A - 38

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Power-Save Energy Company. (the “Company”) on Form 10-K for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Louis Fox,   Chief Financial Officer of the Company and a member of the Board of Directors, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 25, 2009	By: /s/ Louis Fox
Louis Fox
Chief Financial Officer

10-K/A - 39

~~CERTIFICATE PURSUANT TO~~
~~18 U.S.C. SECTION 1350,~~
~~AS ADOPTED PURSUANT TO~~
~~SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002~~

~~In connection with the Annual Report of Power-Save Energy Company (the "Company") on Form 10-K for the fiscal year ended December 31, 2008 as filed with the Securities & Exchange Commission (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:~~

~~1.~~	~~The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and~~

~~2.~~	~~The information contained in the Report Fairly presents, in all material respects, the financial condition and results of operations of the Company.~~

~~Dated: March 25, 2009~~	~~By: /s/ Louis Fox~~
~~Louis Fox~~
~~Chief Financial Officer~~

10-K/A - 40

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

 (Mark One

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2009

[   ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ___________ TO __________

COMMISSION FILE NUMBER: 000–30215

(Exact name of small business issuer as specified in its charter)

Utah	87-9369569
(State or other jurisdiction of incorporation or	(IRS Employer Identification No.)
organization)

3940-7 Broad Street, #200, San Luis Obispo, CA 93401
(address of principal executive offices)

866-297-7192
(Registrant's telephone number)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes   ☒         No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ♦	Accelerated filer
Non-accelerated filer ♦	Smaller reporting company X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐         No   ☒

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date:  As of June 30, 2009, the issuer had 28,956,884 shares of its common stock issued and outstanding.

10-Q/A - 1

POWER SAVE ENERGY COMPANY
FORM 10-QSB
QUARTER ENDED JUNE 30, 2009

TABLE OF CONTENTS

Part I - Financial Information

Item 1- Financial Statements
Balance Sheet at June 30, 2009
Statement of Operations for the three and six months ended June 30, 2009 and 2008
Statement of Cash Flows for the six months ended June 30, 2009 and 2008
Notes to Financial Statements

Item 2 - Management's Discussion and Analysis or Plan of Operations

Item 3 Quantitative and Qualitative Disclosures about Market Risk

Item 4- Controls and Procedures

Part II - Other Information

Item 1 - Legal Proceedings
   Item 1A- Risk Factors

Item 2 - Changes in Securities and Use of Proceeds

Item 3 - Default upon Senior Securities

Item 4 - Submission of Matters to a Vote of Security Holders

Item 5 - Other Information

Item 6 - Exhibits and Reports on Form 8-K

Signatures

10-Q/A - 2

PART 1 - FINANCIAL INFORMATION

  POWER SAVE ENERGY COMPANY
BALANCE SHEET
AS OF JUNE 30, 2009
Unaudited

	June 30, 2009	December 31, 2008
	(Unaudited)
Current Assets

Cash and Cash Equivalents	$627,937	$513,249
Accounts receivable	677,982	945,053
Inventory	446,882	873,872
Prepaid expenses	246,722	76,528
Other current assets	9,597	-

Total current assets	2,009,120	4,408,702

Equipment, net of accumulated depreciation	54,281	47,469
Investments	60,000	-
Intangible assets, net of accumulated amortization	9,869	10,286
Other assets	28,705	28,705

Total assets	$2,161,975	$2,495,162

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Current liabilities
Accounts payable	$57,027	$55,687
Income taxes payable	11,971	228,148
Other Current Liablilities	-	125,520
Total current liabilities	68,998	409,355

Stockholders' equity
Preferred stock, $.001 par value, 10,000,000 shares
Authorized, none issued and outstanding
Common stock, $.001 par value, 100,000,000 shares	28,957	28,957
Authorized, 28,956,884 issued and outstanding
Additional paid-in-capital	1,292,914	1,292,914
Retained earnings	771,106	763,936

Total stockholders' equity	2,092,977	2,085,807

Total liabilities and stockholders' equity	$2,161,975	$4,495,162

The accompanying notes are an integral part of these financial statements

10-Q/A - 3

POWER-SAVE ENERGY COMPANY
STATEMENT OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 and 2008
Unaudited

	Six Months		Three Months
	2009	2008	2009	2008

Revenue ~~, net~~	$2,896,807	$2,115,276	$1,552,746	$1,460,469

Cost of sales
Merchandise	1,194,434	394,777	483,546	266,996
Other costs	115,858	90,916	54,332	66,083

Total cost of sales	1,310,292	485,693	537,878	333,079

Gross margin	1,586,515	1,629,583	1,014,868	1,127,390

Operating expenses
Advertising and promotion	255,482	129,680	118,675	88,006
Sales commissions	807,676	546,164	450,103	293,316
General and administrative	521,962	312,787	307,170	218,802

Total operating costs and expenses	1,585,120	988,631	875,948	600,124

Net income (loss) before provision for income taxes	1,395	640,952	138,920	527,266

Provision for (recovery of) income taxes	(5,775)	193,989	34,737	146,677

Net income (loss)	$7,170	$446,963	$104,183	$380,599

Earnings per common share:
Basic	$0.00~~0~~	$0.02 ~~0.016~~	$0.00~~4~~	$0.01 ~~0.013~~
Diluted		$0.02 ~~0.016~~		$0.01 ~~0.013~~

Shares used in computing earnings per share
Basic	28,965,884	27,833,549	28,956,884	28,635,931
Diluted		27,949,863		28,868,549

The accompanying notes are an integral part of these financial statements

10-Q/A - 4

 POWER SAVE ENERGY COMPANY.
STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008 (UNAUDITED)

	2009		2008
Cash flows from operating activities
Net income (loss)	$7,170		$446,963
Adjustments to reconcile net income (loss) to net cash
Provided by operating activities:
Depreciation and amortization	4,634		741
Stock based compensation expense			43,547
Changes in operating assets and liabilities
( Increase) decrease in accounts receivable	267,071		(228,489)
( Increase) decrease in inventory	426,990		(1,155,639)
( Increase) in prepaid expenses	(170,194)		(117,361)
(Increase) in other assets	(9,597)
Increase (decrease) in accounts payable liabilities	1,340		(10,827)
Increase (decrease) other liabilities	(125,520)
Increase (decrease) in taxes payable	(216,177)		158,142

Net cash provided (used) by operating activities	185,717		(862,923)

Cash flows from investing activities
Increase in equipment	(11,029)		(13,276)
Increase in security deposits			(28,705)
Investments	(60,000)

Net cash provided (used) by investing activities	(71,029	) )	(41,981)

Cash flows from financing activities
Proceeds from sale of common stock			1,033,871

Net cash provided (used) by financing activities	0		1,033,871

Net increase (decrease) in cash and cash equivalents	114,688		128,967

Cash and cash equivalents at beginning of period	513,249		441,989

Cash and cash equivalents at end of period	$627,937		$570,956

Supplemental disclosure of cash flow information:

Income taxes paid	220,000		35,747

The accompanying notes are an integral part of these financial statements

10-Q/A - 5

POWER SAVE ENERGY COMPANY.
 NOTES TO FINANCIAL STATEMENTS

The following financial information is submitted in response to the requirements of Form 10-Q and does not purport to be financial statements prepared in accordance with generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although Power Save Energy Company (the "Company") believes the disclosures that are made are adequate to make the information presented not misleading. Further, in the opinion of the management, the interim financial statements reflect fairly the financial position and results of operations for the periods indicated.

It is suggested that these interim financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Form 10K containing the Company's audited financial statements as of and for the year ended December 31, 2008 filed with the Securities and Exchange Commission. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of results to be expected for the entire fiscal year ending December 31, 2009.

Note 1 - Organization and Principal Activities

Organization and Description of Business

Power-Save Energy Company ("the Company") is the successor corporation of Mag Enterprises, Inc., a Utah corporation incorporated on July 30, 1980. On September 10, 1993, an Amendment to the Articles of Incorporation was filed to change its name from Mag Enterprises, Inc. to Safari Associates, Inc. On September 12, 2006, an amendment to the articles of incorporation was filed to change its name from Safari Associates, Inc. to Power-Save Energy Company.

The Company manufactures, markets, and sells renewable energy and energy savings products.

The Company has evaluated subsequent events through August 3, 2009, Form 10Q was filed with the Securities and Exchange Commission on August 14, 2009, which is the date the financial statements were issued. No events have occurred subsequent to August 3, 2009 that require disclosure or recognition in these financial statements.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts in the financial statements, including the estimated useful lives of tangible and intangible assets. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable and accounts payable. As of June30, 2009, the carrying cost of these instruments approximate their fair value.

Cash Equivalents

Cash equivalents include highly liquid investments with maturities of three months or less.

Accounts Receivable

~~Accounts receivable are trade receivables which are reviewed by management on a quarterly basis. The Company records a provision for uncollectible accounts when collectability is in doubt.~~

Accounts receivable are recorded at the invoiced amount and are not interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. The Company reviews its accounts receivable by aging category to identify significant customers or invoices with known disputes or collectibility issues. For those invoices not specifically reviewed, the Company provides reserves based on the age of the receivable. In determining the amount of the reserve, we make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. The Company also considers historical levels of credit losses and current economic trends that might impact the level of future credit losses. When the Company determines that amounts are uncollectible they are written off against the allowance.

Inventory

Inventory is stated at the lower of cost or market, with cost determined on a FIFO basis. Inventory includes electric savings devices and renewable energy solar systems.

Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company evaluates intangible assets and other long-lived assets for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets and other long-lived assets is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss.

10-Q/A - 6

POWER SAVE ENERGY COMPANY.
NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

Revenue is recognized in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". The Company recognizes revenue when the significant risks and rewards of ownership have been transferred to the customer pursuant to applicable laws and regulations, including factors such as when there has been evidence of a sales arrangement, delivery has occurred, or service have been rendered, the price to the buyer is fixed or determinable, and collection is reasonably assured. The Company is responsible for warehousing and shipping the merchandise.

 Stock - Based Compensation

The Company may periodically issue shares of common stock for services rendered or for other costs and expenses. Such shares will be valued based on the market price of the shares on the transaction date.

The Company may periodically issue stock options to employees and stock options or warrants to non-employees in non-capital raising transactions for services and for financing costs.

~~The Company has adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), which establishes a fair value method of accounting for stock-based compensation plans.~~

~~The provisions of SFAS No. 123 allow companies to either record an expense in the financial statements to reflect the estimated fair value of stock options to employees, or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, but to disclose on an annual basis the pro-forma effect on net income (loss) and net income (loss) per share had the fair value of the stock options been recorded in the financial statements. SFAS No. 123 was amended by SFAS No., 148, which now requires companies to disclose in interim financial statements the pro-forma effect on net income (loss) and net income (loss) per common share of the estimated fair value of stock options issued to employees.~~

~~In accordance with SFAS No. 123, the cost of stock options and warrants issued to non-employees is measured at the grant date based on the fair value of the award. The fair value of the stock-based award is determined using the Black-Scholes option-pricing model. The resulting amount is charged to expenses on the straight-line basis over the period in which the Company expects to receive benefit, which is generally the vesting period.~~

~~Pro Forma Financial Disclosure – In accordance with SFAS No. 123, the Company will provide footnote disclosure with respect to stock-based employee compensation. The value of a stock-based award will be determined using the Black-Scholes option-pricing model, whereby compensation cost is the fair value of the award as determined by the pricing model at the grant date or other measurement date. The resulting amount will be charged to expense on the straight-line basis over the period in which the Company expects to receive benefit, which is generally the vesting period.~~

     The Company accounts for its stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123." The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees. There were no stock options granted during the year ended December 31, 2008 and 2007.

Income Taxes

Income taxes are accounted for in accordance with SFAS 109, Accounting for Income Taxes, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Common Share

Statement of Financial Accounting Standards No. 128, “Earnings Per Share”, requires presentation of basic earnings per share (“Basic EPS”) and diluted earnings per share (“Diluted EPS”). Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding (including shares reserved for issuance) during the period. Diluted earnings per share gives effect to all potentially dilutive common shares outstanding during the period.

Advertising

Advertising, promotion and marketing programs are charged to operations in the period incurred.

10-Q/A - 7

POWER SAVE ENERGY COMPANY.
NOTES TO FINANCIAL STATEMENTS
Segmented Information

Management has determined that the Company operates in one dominant industry segment. Additional segment disclosure requirements will be evaluated as it expands its operations.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company extends credit based on an evaluation of the customer’s financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required. Accounts are “written-off” when deemed uncollectible.

Special – purpose entities

The Company does not have any off-balance sheet financing activities.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The Company bases its estimates on historical experience, management expectations for future performance, and other assumptions as appropriate. Key areas affected by estimates include the assessment of the recoverability of long-lived assets, which is based on such factors as estimated future cash flows. The Company re-evaluates its estimates on an ongoing basis. Actual results may vary from those estimates.

Website Development Costs

The Company accounts for website development costs in accordance with Emerging Issues Task Force (EITF) No. 00-2. Accordingly, all costs incurred in the planning stage are expensed as incurred, costs incurred in the website application and infrastructure development stage are accounted for in accordance with Statement of Position (SOP) 98-1 which requires the capitalization of certain costs that meet specific criteria, and costs incurred in the day to day operation of the website are expensed as incurred.

Note 3 – Recently issued accounting pronouncements

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No.  133.” This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Based on current conditions, the Company does not expect the adoption of SFAS 161 to have a significant impact on its results of operations or financial position.

In April 2008, the FASB issued 142-3 “Determination of the useful life of Intangible Assets”, which amends the factors a company should consider when developing renewal assumptions used to determine the useful life of an intangible asset under SFAS142. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. SFAS 142 requires companies to consider whether renewal can be completed without substantial cost or material modification of the existing terms and conditions associated with the asset. FSP 142-3 replaces the previous useful life criteria with a new requirement—that an entity consider its own historical experience in renewing similar arrangements. If historical experience does not exist then the Company would consider market participant assumptions regarding renewal including 1) highest and best use of the asset by a market participant, and 2) adjustments for other entity-specific factors included in SFAS 142. The Company is currently evaluating the impact that adopting SFAS No.142-3 will have on its financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement will not have an impact on the Company’s financial statements.

10-Q/A - 8

POWER SAVE ENERGY COMPANY.
NOTES TO FINANCIAL STATEMENTS

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.” The scope of this Statement is limited to financial guarantee insurance (and reinsurance) contracts, as described in this Statement, issued by enterprises included within the scope of Statement 60. Accordingly, this Statement does not apply to financial guarantee contracts issued by enterprises excluded from the scope of Statement 60 or to some insurance contracts that seem similar to financial guarantee insurance contracts issued by insurance enterprises (such as mortgage guaranty insurance or credit insurance on trade receivables). This Statement also does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement will not have an impact on the Company’s financial statements.

In 2009, the FASB issued Statement 165, Subsequent Events, which defines the period after the balance sheet date that subsequent events should be evaluated and provides guidance in determining if the event should be reflected in the current financial statements. Statement 165 also requires disclosure regarding the date through which subsequent events have been evaluated. The Company adopted the provisions of Statement 165 as of June 28, 2009. See Note 1

Note 4 - Commitments and Contingencies

The Company entered into a lease for showroom and warehouse space beginning on June 15, 2008 for a period of five years expiring on June 14, 2013.

The following is a schedule of minimum future rental payments:

Year Ending
December 31,

2009	$22,699
2010	46,482
2011	47,877
2012	49,313
2013	25,021

Total minimum future rental payments	$191,392

The Company has negotiated a line of credit with a bank in the amount of $71,000. The line of credit bears interest at 12.00% as of June 30, 2009. The balance due on the line of credit is $-0-.

Note 5 - Income Taxes
The provision for income taxes consists of the following:

	2009	2008
Federal income tax	$(7,275)	$146,710
State income tax	1,500	47,179

Total	$(5,775)	$46,852

Income taxes based on statutory tax rates are as follows

Federal income taxes	$475	$215,000
State income tax	115	61,300
Other	(6,365)	(82,311)

Total	$(5,775)	$193,989

10-Q/A - 9

POWER SAVE ENERGY COMPANY.
NOTES TO FINANCIAL STATEMENTS
Note 6 - Intangible Assets

Intangible assets consist of those acquired in the asset purchase agreement with Advanced Builder Energy Technologies LLC (ABET), and U.S. Energy Conservation Corp. which includes ,logos, rights, licenses, designs and approvals, the customer lists. A summary of intangible assets as of June 30, 2009 is as follows:

Intangible assets, at cost	12,510

Less - amortization allowed	2,641

9,869

Note 7 - Common Stock

Private Placement
During the period ended June, 2008, the Company issued a total of 1,925,716 shares of restricted common stock in a private placement with net proceeds of $1,033,871 received by the Company. The company issued a warrant to the underwriter to purchase 75,078 share of restricted common stock at $.58 per share.  The Company recorded the fair value of the warrant as an expense of the private offering resulting in a charge directly to stockholders’ equity.  The Company estimates that the fair value of this warrant is approximately$109,853 ($ 1.46 Per Unit) using a Black-Scholes option pricing model.  The fair value of the Private Placement warrant granted to the underwriter is estimated as of the date of grant using the following assumptions:  (I) expected volatility of 40%, (2) risk free interest rate of 2.75 % and (3) expected life of 2 years.

Preferred Stock
On May 5, 2008, the Company amended its Articles of Incorporation to include authorization to issue up to 10,000,000 preferred shares at $.001 par value.  The Preferred Stock will be designated as “Series a Preferred Stock” which will carry 100 to 1 conversion and voting rights and entitles the holder thereof to 100 common votes for each one Preferred Share.  There are no preferred shares issued.

Note 8 -Acquisition

Power-Save Energy Co. has made an investment into a well established solar energy integrator by purchasing 10% of Arizona Power-Save. Arizona Power-Save located at 4111 E. Valley Auto Dr. #103 in Mesa, AZ is owned and operated by General Manager Ray Baxter. Arizona Power-Save specializes in the sales and installation of energy saving and renewable energy products to homeowners throughout Arizona.

10-Q/A - 10

Item 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and section 21E of the United States Securities Exchange Act of 1934.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Our financial statements are stated in United States dollars and are prepared in conformity with generally accepted accounting principles in the United States of America for interim financial statements.  The following discussion should be read in conjunction with our financial statements and the related notes that appear elsewhere in this quarterly report.

The following discussion should be read in conjunction with the Company’s interim consolidated financial statements and the notes related thereto included in item 1 above which have been prepared in accordance with the accounting principles generally accepted in the United States of America. The discussion of results, causes and trends should not be construed to imply any conclusion that such results, causes or trend will necessarily continue in the future.

(a) Plan of Operation
Power-Save Energy Co. manufactures, markets, and sells electricity saving devices for homeowners, Power-Save 1200, 3200, and 3400.Power-Save also markets and sells renewable energy devices, photovoltaic electric electricity systems, Power-Save Solar and Power-Save Wind Turbine that produce electricity generated from wind energy. The product lines are intended to reduce the homeowner's electricity consumption, generate renewable energy and overall reduce the consumer's electric utility bill. Power-Save Energy Company intends to market quality, tested products and continue to seek out and offer innovative new energy savings products to the consumer.

Power-Save will continue to utilize the power of television and purchase national cable commercial time to run its 60 second and 120 second DRTV spot. Power-Save will continue to sell its residential unit directly to the public and continue to add value to its brand through aggressive advertisement.

Cash Requirements and of Need for additional funds: twelve months. We continue to face certain minimal cash requirements for corporate maintenance, legal and professional and auditing expenses. Our cash requirements for these purposes are not in issue.

Cautionary Statement: There can be no assurance that we will be successful in raising capital through private placements or otherwise. Even if we are successful in raising capital through the sources specified, there can be no assurances that any such financing would be available in a timely manner or on terms acceptable to us and our current shareholders. Additional equity financing could be dilutive to our then existing shareholders, and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.

Critical Accounting Policies and Recent Accounting Pronouncements

Management believes the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on the Company’s financial statements. Because of the uncertainty inherent in these matters, actual results could differ from the estimates used in applying the critical accounting policies. Within the context of these critical accounting policies, management is not currently aware of any reasonably likely event that would result in materially different amounts being reported.

 Recent accounting pronouncements

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No.  133.” This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Based on current conditions, the Company does not expect the adoption of SFAS 161 to have a significant impact on its results of operations or financial position.

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In April 2008, the FASB issued 142-3 “Determination of the useful life of Intangible Assets”, which amends the factors a company should consider when developing renewal assumptions used to determine the useful life of an intangible asset under SFAS142. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. SFAS 142 requires companies to consider whether renewal can be completed without substantial cost or material modification of the existing terms and conditions associated with the asset. FSP 142-3 replaces the previous useful life criteria with a new requirement—that an entity consider its own historical experience in renewing similar arrangements. If historical experience does not exist then the Company would consider market participant assumptions regarding renewal including 1) highest and best use of the asset by a market participant, and 2) adjustments for other entity-specific factors included in SFAS 142. The Company is currently evaluating the impact that adopting SFAS No.142-3 will have on its financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement will not have an impact on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.” The scope of this Statement is limited to financial guarantee insurance (and reinsurance) contracts, as described in this Statement, issued by enterprises included within the scope of Statement 60. Accordingly, this Statement does not apply to financial guarantee contracts issued by enterprises excluded from the scope of Statement 60 or to some insurance contracts that seem similar to financial guarantee insurance contracts issued by insurance enterprises (such as mortgage guaranty insurance or credit insurance on trade receivables). This Statement also does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement will not have an impact on the Company’s financial statements.

(b) Management's Discussion and Analysis of Financial Condition and Results of Operations.

This discussion and analysis of our financial condition and results of operations includes "forward-looking" statements that reflect our current views with respect to future events and financial performance. We use words such as "expect," "anticipate," "believe," and "intend" and similar expressions to identify forward-looking statements. You should be aware that actual results may differ materially from our expressed expectations because of risks and uncertainties inherent in future events and you should not rely unduly on these forward looking statements. We will not necessarily update the information in this discussion if any forward-looking statement later turns out to be inaccurate. Reference in the following discussion to "our", "us" and "we" refer to our operations and the operations of our subsidiaries, except where the context otherwise indicates or requires.

This discussion and analysis of financial condition and results of operations should be read in conjunction with our audited Financial Statements included in this filing. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, and reflect our historical financial position, results of operations, and cash flows. The financial information included in this filing, is not necessarily indicative of our future performance.

Revenue for the three months ended June 30, 2009 was $1,552,746 compared to $1,460,469 for the three months ended June 30, 2008. This was an increase of $92,277 or 6.3%. Sale of solar and solar related products for the quarter ended June 30, 2009 was approximately $252,000. The Company introduced these products in the third quarter of 2009 and so there were no comparable sales in 2008. Sales of the electrical savings devices for the quarter ended June 30, 2009 decreased by approximately $160,000 from the comparable three months ended June 30, 2008. The decrease was due to weakness in the economy and the housing market. The Company’s primary markets are in California and the southwestern states where both unemployment and the housing market are among the weakest in the country.

Gross profit for the three months ended June 30, 2009 was $1,014,868 compared to $1,127,390 for the three months ended June 30, 2008. This was a decrease of $112,522 or 10%. The gross profit margin for the three months ended June 30, 2009 was 65% compared to a gross profit margin for the three months ended June 30, 2008. There are several factors that have caused the overall gross profit and gross profit margin to decline. Solar products are sold in a competitive market and are a material cost when renovating residences and commercial buildings. Solar products typically have a lower gross profit margin than the retail and wholesale gross profit on power savings devices. There has also more competition in the wholesale market reducing the gross profit on power savings devices. The cost of sales includes the cost of the power savings products manufactured for the Company and solar products purchased from outside vendors. Other costs included in costs of goods sold are warehouse costs and shipping expenses.

Advertising and marketing expense for the three months ended June 30, 2009 was $118,675 compared to $88,006 for the three months ended June 30, 2008. This is an increase of $30,669. Television advertising during the three months ended June 30, 2009 was $37,000 compared to $62,000 for the three months ended June 30, 2008, a decrease of $25,000. In the first quarter of 2009, Power-Save commissioned the creation of a DRTV spot for its newly launched ES35 Kit. Power-Save also launched test DRTV spots on National Cable Television. Marketing expenses during the quarter ended June 30, 2009 prepared for additional marketing on DRTV and Cable Television.

Sales commissions for the three months ended June 30, 2009 were $450,103 compared to $293,316 for the three months ended June 30, 2008. This was an increase of $156,787 (53%).

General and administrative expenses for the three months ended June 30, 2009 were $307,170 compared to $218,802 for the three months ended June 30, 2008. This is an increase of $88,368 (40%). The major increases in general and administrative expenses included officer’s compensation of $105,000. There was no officer compensation in 2008. Rent expense for the three months ended June 30, 2009 was $16,282 compared to $6,320 for 2008. The Company leased its showroom and warehouse facilities in June of 2008. Professional fees, accounting and legal expenses increased to $29,950 from $12,000 and increase of $17,950. Travel expense for the three months ended June 30, 2009 increased by $24,000 over 2008 primarily for travel to trade shows, meeting with customer and overseas travel to meet with suppliers in Asia. Credit processing and collection fees for three months ended June 30, 2009 increased by approximately $13,000 over the three months ended June 30, 2009. License fees, consulting, printing and other miscellaneous administrative expenses decreased by approximately $23,000 for the quarter ended June 30, 2009. In 2008, the Company recorded a stock option expense of $43,500. The options were subsequently cancelled.

~~Revenue for the six months ended June 30, 2009 was $2,896,087 compared to $2,115,276 for the six months ended June 30, 2008. This is an increase of $780,811 (37%). Approximately $500,000 of the increase was due to the sale of solar units and related products. The remaining increase was from the sale of electricity savings devices for homeowners. The sale of solar products was weak in the first six months in 2009 due to a weak selling period from January through April. In addition the United States is in a recession and this has caused a weakening in the housing markets, especially in California and the southwestern states were the company is located. Unemployment has also been very high in areas in which the company sells leaving less disposable income to purchase the company’s products.~~

~~The gross profit for the six months ended June 30, 2009 was $1,586,515 (55%) compared to $1,629,583 (77%) for the six months ended June 30, 2008. There are several reasons for the overall decrease in gross profits and gross profit margins: (1) Sale of solar products which are sold in a more competitive market and is a material cost when renovating residences and commercial buildings. Solar typically has a lower gross profit margin than the retail and wholesale gross profit on power savings devices , (2) Inventory was written down on solar products in inventory to reflect the current replacement cost. This writes down to reflect a lower replacement costs was approximately $70,000 which reduced the gross profit margin for the quarter by approximately 3%, (3) The gross profit margin on the power savings devices sold to wholesalers has decreased due to the increase in competition and the effects of the current recession.~~

~~Advertising and marketing expense for the six months ended June 30, 2009 was $255,482 compared to $129,680 for the six months ended June 30, 2008. This is an increase of $125,802 (97%). Television advertising during the six months ended June 30, 2009 was $98,000 compared to $82,000 for the six months ended June 30, 2008, an increase of $16,000. In the first half of 2009, Power-Save commissioned the creation of a DRTV spot for its newly launched ES35 Kit.  Power-Save also launched test DRTV spots on National Cable Television accounting for the majority of the increase in marketing expense.  During the first half of 2009, the company completed the installation of a demonstration model of a solar paneled roof incorporating the solar panels as a component of the roof tile as an alternating to using a rack system and solar panels.  Power-Save Energy incorporated Open Energy solar tiles in this demonstration installation.  Power-Save intends to begin marketing solar tiles in 2009.  The cost of the model was $41,000.~~

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Sales commissions for the six months ended June 30, 2009 were $807,676 compared to $546,164 for the six months ended June 30, 2008. This was an increase of $261,512 (48%). The increase in commissions is due to an increase in sales to wholesale customers as opposed to internet sales.

General and administrative expenses for the six months ended June 30, 2009 were $521,692 compared to $312,787 for the six months ended June 30, 2008. This is an increase of $209,175 (67%). The major increases in general and administrative expenses included officer’s compensation of $145,000. There was no officer compensation in 2008. Rent expense for the six months ended June 30, 2009 was $26,000 compared to $6,000 for 2008. The Company leased its showroom and warehouse facilities in June of 2008. Professional fees, accounting and legal expenses increased to $60,000 from $40,000 and increase of $20,000. Travel expense for the six months ended June 30, 2009 increased by $48,000 over 2008 primarily for travel to trade shows, meeting with customer and overseas travel to meet with suppliers in Asia.

Liquidity and Capital Resources.
As of June 30, 2009 the current assets exceeded the current liabilities by $1,940,122. The Company has been able to generate sufficient funds from its current operations to fund its current level of activity.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Investors should consider each of the following risk factors and the other information in this Quarterly Report, including Power-Save’s financial statements and the related notes, in evaluating the Company’s business and prospects. The risks and uncertainties described below are not the only ones that impact on Power-Save’s business. Additional risks and uncertainties not presently known to the Company or the Company currently considers immaterial may also impair its business operations. If any of the following risks actually occur, the Company’s business and financial results could be harmed. In that case, the trading price of Power-Save’s Common Stock could decline.

1. Power-Save’s stock price is volatile with wide fluctuations in the past that are likely to continue in the future. The Company’s common stock trades domestically on the OTC-BB, a relatively illiquid and extremely volatile market. In order to maintain its listing status on the OTC-BB, the Company must file periodic reports with the SEC in a timely manner. If the Company does not maintain its reporting status it may have its securities delisted from the OTC-BB.

2. A small number of Power-Save’s stockholders own a substantial amount of the Company's Common Stock, and if such stockholders were to sell those shares in the public market within a short period of time, the price of Power-Save’s Common Stock could drop significantly.

3. Power-Save may not be able to attract and retain qualified personnel necessary for the implementation of its business strategy. If the Company is not able to attract or retain qualified personnel, it is likely that the Company would be unable to remain competitive in its business resulting in a material adverse effect on Power-Save’s operations.

4. Power-Save does not expect to pay dividends in the foreseeable future. Because the Company does not intend to pay dividends in the foreseeable future, the potential return on an investor’s investment in the Company’s common stock cannot include any dividend income.

5. “Penny Stock” rules may make buying or selling Power-Save’s Common Stock difficult, and severely limit market liquidity. The Company’s common stock is defined as a “penny stock” under applicable federal securities laws. As such, the Company’s shares are more difficult to purchase and sell than other securities not subject to the “penny stock” rules.

6. Future Equity Financings May Dilute Your Ownership Interests. The Company relies upon the availability of equity capital to fund its growth, which financing may or may not be available on favorable terms or at all. We cannot guarantee that additional financing, refinancing or other capital will be available in the amounts we desire or on favorable terms.

7. As of the date of this Report, we have raised equity capital through the issuance of shares of our restricted common stock and will continue to do so for the foreseeable future. Subject to the implementation of our ongoing plan of operations and any revenues generated in relation thereto, we anticipate continuing to rely on equity sales of our common stock in order to fund our business operations. Issuances of additional shares will result in dilution to our existing stockholders. There is no assurance that we will achieve any additional sales of our equity securities or arrange for debt or other financing to fund our planned business activities.

8. The Company does not carry Officer and Director Liability Insurance coverage which would reduce the ability of investors to recover damages in the case of a claim against the Company and or its officers and directors for breach of duties or other liability claims.

10-Q/A - 13

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to be effective in providing reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”), and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute assurance of achieving the desired objectives. Also, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based, in part, upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, management concluded that our disclosure controls and procedures are effective as of June 30, 2009 to cause the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods prescribed by SEC, and that such information is accumulated and communicated to management, including our chief executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Item 4(T). CONTROLS AND PROCEDURES

Evaluation of and Report on Internal Control over Financial Reporting
The management of Power-Save Energy Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

−	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

−
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

−
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of June 30, 2009, the Company’s internal control over financial reporting is effective based on those criteria.

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Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting identified in connection with the requisite evaluation that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1 Legal Proceeding.
None.

ITEM 1A. Risk Factors.
None.

ITEM 2 Unregistered Sales of Equity Securities and Use of Proceeds.
None.

ITEM 3 Defaults upon Senior Securities.
None.

ITEM 4 Submissions of Matters to a Vote of Security Holders.
None.

ITEM 5 Other Information.
None.

 ITEM 6 Exhibits.

Exhibit No.	Description	Location
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

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 SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWER SAVE ENERGY COMPANY

Date: August 14, 2009	By /s/ Michael Forster
Michael Forster
Chief Executive Officer

Date: August 14, 2009	By /s/ Louis Fox
Louis Fox
Chief Financial Officer

10-Q/A - 16

EXHIBIT 31.1

POWER-SAVE ENERGY
CERTIFICATIONS PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Michael Forster  , certify that:

1. I have reviewed this quarterly report on Form 10-Q for the quarter ending June 30, 2009 of Power-Save Energy Company;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: August 14, 2009	By: /s/ Michael Forster
Michael Forster
Chief Executive Officer

~~CERTIFICATION PURSUANT TO RULE 13a-14 AND 15d-14 UNDER~~
~~THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED~~

~~I, Michael Forster, Chief Executive Officer of Power-Save Energy Company, certify that:~~

                ~~I have reviewed this quarterly report on Form 10-Q of Power-Save Energy Company;~~

~~1.                Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;~~

~~2.                 Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this quarterly report;~~

~~3.                  Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of, and for, the period presented in this Report;~~

~~4.                I and the other certifying officers of the Company are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:~~

                 ~~(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;~~

                 ~~(b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and~~

                 ~~(c) Disclosed in this Report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and~~

~~5.              I and the other certifying officers have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and to the audit committee of the Company's board of directors (or persons performing the equivalent functions):~~

                   ~~(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and~~

 ~~(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.~~

~~Dated: August 14, 2009~~	~~By: /s/ Michael Forster~~
~~Michael Forster~~
~~Chief Executive Officer~~

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EXHIBIT 31.2

POWER-SAVE ENERGY
CERTIFICATIONS PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Louis Fox  , certify that:

1. I have reviewed this quarterly report on Form 10-Q for the quarter ending June 30, 2009 of Power-Save Energy Company;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: August 14, 2009	By: /s/ Louis Fox
Louis Fox
Chief Financial Officer

~~CERTIFICATION PURSUANT TO RULE 13a-14 AND 15d-14 UNDER~~
~~THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED~~

~~I, Louis Fox, Chief Financial Officer of Power-Save Energy Company, certify that:~~

             ~~I have reviewed this quarterly report on Form 10-Q of Power-Save Energy Company;~~

~~1.                Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;~~

~~2.           Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this quarterly report;~~

~~3.            Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of, and for, the period presented in this Report;~~

~~4.             I and the other certifying officers of the Company are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:~~

                 ~~(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;~~

                 ~~(b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and~~

                 ~~(c) Disclosed in this Report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and~~

~~5.               I and the other certifying officers have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and to the audit committee of the Company's board of directors (or persons performing the equivalent functions):~~

                 ~~((a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and~~

 ~~(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.~~

~~Dated: August 14, 2009~~	~~By: /s/ Louis Fox~~
~~Louis Fox~~
~~Chief Financial Officer~~

10-Q/A - 18

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Power-Save Energy Company. (the “Company”) on Form 10-Q for the period ending June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael Forster, President, Chief Executive Officer of the Company and a member of the Board of Directors, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 14, 2009	By: /s/ Michael Forster
Michael Forster
Chief Executive Officer

~~CERTIFICATE PURSUANT TO~~
~~18 U.S.C. SECTION 1350,~~
~~AS ADOPTED PURSUANT TO~~
~~SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002~~

~~In connection with the Quarterly Report of Power-Save Energy Company (the "Company") on Form 10-Q for the three months ended June 30, 2009 as filed with the Securities & Exchange Commission (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:~~

~~1.~~	~~The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and~~

~~2.~~	~~The information contained in the Report Fairly presents, in all material respects, the financial condition and results of operations of the Company.~~

~~Dated: August 14, 2009~~	~~By: /s/ Michael Forster~~
~~Michael Forster~~
~~Chief Executive Officer~~

10-Q/A - 19

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Power-Save Energy Company. (the “Company”) on Form 10-Q for the period ending June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Louis Fox, Chief Financial Officer of the Company and a member of the Board of Directors, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 14, 2009	By: /s/ Louis Fox
Louis Fox
Chief Financial Officer

~~CERTIFICATE PURSUANT TO~~
~~18 U.S.C. SECTION 1350,~~
~~AS ADOPTED PURSUANT TO~~
~~SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002~~

~~In connection with the Quarterly Report of Power-Save Energy Company (the "Company") on Form 10-Q for the three months ended June 30, 2009 as filed with the Securities & Exchange Commission (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:~~

~~1.~~	~~The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and~~

~~2.~~	~~The information contained in the Report Fairly presents, in all material respects, the financial condition and results of operations of the Company.~~

~~Dated: August 14, 2009~~	~~By: /s/ Louis Fox~~
~~Louis Fox~~
~~Chief Financial Officer~~

10-Q/A - 20